FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Ameriquest Mortgage Securities Inc.	0001102913
Exact Name of Registrant as Specified in Charter	Registrant CIK Number
Form 8-K, October 27, 2005, Series 2005-R9	333-121781

Name of Person Filing the Document
(If Other than the Registrant)


05069939


RECEIVED
OCT 28 2005
192
WASH., D.C.
SECTION


PROCESSED
NOV 01 2005
THOMSON
FINANCIAL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:

AMERIQUEST MORTGAGE SECURITIES INC.

By: 
John P. Grazer
CFO
Name:
Title:

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

TERM SHEET
$668,228,000 *(Approximate Offered Certificates)*

Asset-Backed Pass-Through Certificates
Series 2005-R9

October 19, 2005

Ameriquest Mortgage Securities Inc.



AMERIQUEST®
MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc.
(Depositor)

Ameriquest Mortgage Company and Town & Country Credit Corporation
(Originators)

Ameriquest Mortgage Company
(Master Servicer)

All terms and statements are subject to change.

RBS Greenwich Capital


BNP PARIBAS

The information contained herein is furnished to you solely by Greenwich Capital Markets, Inc. (the "Underwriter") (and not by the issuer of the securities or any of its affiliates) to assist you in making a preliminary analysis of the securities referenced herein. This information is not an offer to sell securities or a solicitation of an offer to buy securities in any state where such offer or sale is prohibited. The Underwriter is acting in its capacity as underwriter and not as agent for the issuer of its affiliates in connection with the proposed transaction.

The information contained herein is preliminary and subject to completion and change, and supersedes all information relating to the subject securities that has been made available to you previously. You are urged to read the related final base prospectus and prospectus supplement and other relevant documents filed or to be filed with the Securities and Exchange Commission because they contain important information affecting the subject securities that is not contained herein. You are urged to conduct such investigation as you deem necessary and consult your own legal, tax, financial and accounting advisors in order to make an independent determination of the suitability, risks and consequences of an investment in such securities.

Certain of the information contained herein may be based upon numerous assumptions (which assumptions may not be specifically identified in the information), and changed in such assumptions may dramatically affect information such as the weighted average lives, yields, principal payment periods, etc. The Underwriter does not make any representation regarding the likelihood that any of such assumptions will coincide with actual market conditions or events. The information should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

The Underwriter and its affiliates may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or similar securities, and perform investment banking services for any company mentioned herein. In addition, the Underwriter is an affiliate of the depositor.



Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2005-R9

TERM SHEET DATED October 19, 2005

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2005-R9

$668,228,000

(Approximate Offered Certificates)

Subject to Revision

Class	Approximate Size ($)	Type[1,2]	WAL (yrs) *Call[3] / Mat[4]*	Principal Payment Window *Call[3] / Mat[4]*	Pmt Delay (days)	Interest Accrual Basis	Stated Final Maturity	Expected Ratings S&P/Moody's/Fitch	Initial Credit Enhancement (%)
Offered Certificates									
A-2A	$60,867,000	FLT/SEQ/SR	1.00 / 1.00	1-21 / 1-21	0	Actual/360	November 2035	[AAA/Aaa/AAA]	17.45%
A-2B	$63,084,000	FLT/SEQ/SR	2.80 / 2.80	21-72 / 21-72	0	Actual/360	November 2035	[AAA/Aaa/AAA]	17.45%
A-2C	$9,430,000	FLT/SEQ/SR	7.29 / 8.03	72-94 / 72-145	0	Actual/360	November 2035	[AAA/Aaa/AAA]	17.45%
AF-1	$96,223,000	FIX/SEQ/SR	1.00 / 1.00	1-22 / 1-22	24	30/360	November 2035	[AAA/Aaa/AAA]	17.45%
AF-2	$22,286,000	FIX/SEQ/SR	2.00 / 2.00	22-27 / 22-27	24	30/360	November 2035	[AAA/Aaa/AAA]	17.45%
AF-3	$62,371,000	FIX/SEQ/SR	3.00 / 3.00	27-45 / 27-45	24	30/360	November 2035	[AAA/Aaa/AAA]	17.45%
AF-4	$60,322,000	FIX/SEQ/SR	5.00 / 5.00	45-81 / 45-81	24	30/360	November 2035	[AAA/Aaa/AAA]	17.45%
AF-5	$48,448,000	FIX/SEQ/SR	7.74 / 11.30	81-94 / 81-216	24	30/360	November 2035	[AAA/Aaa/AAA]	17.45%
AF-6	$39,498,000	FIX/NAS/SR	6.48 / 6.84	41-94 / 41-214	24	30/360	November 2035	[AAA/Aaa/AAA]	17.45%
M-1	$93,936,000	FLT/MEZ	5.20 / 5.76	39-94 / 39-173	0	Actual/360	November 2035	[[AA+/N/R/AA+]	10.60%
M-2	$37,026,000	FLT/MEZ	5.17 / 5.67	38-94 / 38-153	0	Actual/360	November 2035	[AA/N/R/AA]	7.90%
M-3	$12,342,000	FLT/MEZ	5.16 / 5.62	38-94 / 38-141	0	Actual/360	November 2035	[AA-/N/R/AA-]	7.00%
M-4	$11,656,000	FLT/MEZ	5.16 / 5.59	38-94 / 38-136	0	Actual/360	November 2035	[A+/N/R/A+]	6.15%
M-5	$13,713,000	FLT/MEZ	5.16 / 5.54	37-94 / 37-131	0	Actual/360	November 2035	[A/N/R/A]	5.15%
M-6	$8,914,000	FLT/MEZ	5.15 / 5.47	37-94 / 37-123	0	Actual/360	November 2035	[A-/N/R/A-]	4.50%
M-7	$9,599,000	FLT/MEZ	5.15 / 5.42	37-94 / 37-118	0	Actual/360	November 2035	[BBB+/N/R/BBB+]	3.80%
M-8	$6,857,000	FLT/MEZ	5.15 / 5.35	37-94 / 37-111	0	Actual/360	November 2035	[BBB/N/R/BBB]	3.30%
M-9	$11,656,000	FLT/MEZ	5.15 / 5.23	37-94 / 37-105	0	Actual/360	November 2035	[BBB-/N/R/BBB-]	2.45%
Non-Offered Certificates									
A-1	$669,500,000	FLT/SR	Not Offered		0	Actual/360	November 2035	AAA/Aaa/AAA]	17.45%
M-10	$11,656,000	FLT/MEZ	Not Offered		0	Actual/360	November 2035	[BB+/NR/BB+]	1.60%
M-11	$7,542,000	FLT/MEZ	Not Offered		0	Actual/360	November 2035	[BB/NR/BB]	1.05%
CE	14,399,919	N/A	Not Offered		N/A			N/R	N/A
P	100	N/A	Not Offered		N/A			N/R	N/A
R	N/A	N/A	Not Offered		N/A			N/R	N/A
R-X	N/A	N/A	Not Offered		N/A			N/R	N/A

(1) The interest rate on each of the Certificates is subject to the related Net WAC Rate Cap.
(2) The Adjustable Rate Certificates will accrue interest at a rate not greater than the related Maximum Cap Rate.
(3) To 10% Optional Termination at the pricing speed.
(4) To maturity at the pricing speed.

Pricing Speed ("PPC")

Fixed-Rate Mortgage Loans	2% CPR growing to 20% CPR over 10 months
Adjustable-Rate Mortgage Loans	100% PPC, which is 5% CPR in month 1, an additional 2% CPR for each month thereafter, building to 27% CPR in month 12 and remaining constant at 27% CPR until month 23, increasing to and remaining constant at 60% CPR from month 24 until month 27 and decreasing and remaining constant at 30% CPR from month 28 and thereafter; provided, however, the prepayment rate will not exceed 85% CPR per annum in any period for any percentage of PPC.

Part I: Key Terms

Parties:

Depositor:	Ameriquest Mortgage Securities Inc.
Originators:	Ameriquest Mortgage Company and Town & Country Credit Corporation.
Master Servicer:	Ameriquest Mortgage Company.
Trustee and Swap Administrator:	Deutsche Bank National Trust Company.
Swap Provider:	TBD.
Co-Lead Underwriters:	Greenwich Capital Markets, Inc. and BNP Paribas Securities Corp.
Co-Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. Incorporated.

Collateral:

Mortgage Loans:

As of the Cut-off Date, 7,683 Adjustable-Rate and Fixed-Rate, first-lien, closed-end, subprime mortgage loans with LTVs at origination not in excess of 95% and an aggregate scheduled principal balance as of the Cut-off Date of approximately $1,371,326,019. References to percentages or balances herein are based on the aggregate scheduled principal balance of such Mortgage Loans on the Cut-off Date. Although the final collateral will not differ materially from that described herein, amounts in any particular bucket may differ, perhaps significantly. For the purpose of calculating interest and principal on the Class A Certificates, the Mortgage Loans have been divided into three loan groups, designated as follows:

Group I Mortgage Loans: 5,464 Adjustable-Rate and Fixed-Rate Mortgage Loans with an aggregate scheduled principal balance as of the Cut-off Date of approximately $869,042,449 and with principal balances at origination that conform to principal balance limits of Freddie Mac.

Group II Mortgage Loans: 486 Adjustable-Rate and Fixed-Rate Mortgage Loans with an aggregate scheduled principal balance as of the Cut-off Date of approximately $173,134,804 and with principal balances at origination that may or may not conform to principal balance limits of Fannie Mae and Freddie Mac.

Group III Mortgage Loans: 1,733 Fixed-Rate Mortgage Loans with an aggregate scheduled principal balance as of the Cut-off Date of approximately $329,148,766 and with principal balances at origination that may or may not conform to principal balance limits of Fannie Mae and Freddie Mac.

Approximately 25.84% of the Mortgage Loans were originated using an insured automated valuation model ("Insured AVM"). Upon the liquidation of a related mortgaged property, if the Insured AVM is determined to have overstated the mortgaged property's value as of the date originally made, the Insured AVM Insurer is liable for the lesser of: (i) losses of principal and (ii) the amount by which the Insured AVM overstated the mortgaged property's value at origination. St. Paul Travelers (the "Insured AVM Insurer") is the provider under the master policy for the Insured AVM.

Dates:

Cut-off Date:	The close of business on October 1, 2005.
Distribution Dates:	The 25th day of each month or, if the 25th day is not a business day, the next business day, beginning in November 2005.
Record Date:	Adjustable-Rate Certificates: the close of business on the business day immediately preceding the related Distribution Date. Fixed-Rate and Retained Certificates: the close of business on the last business day of the month preceding the month in which the related Distribution Date occurs.
Expected Pricing Date:	The week of October 17, 2005.
Expected Closing Date:	On or about October 27, 2005.

Designations:

Certificates:	Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2005-R9.
Adjustable-Rate Certificates:	Group I Certificates, Group II Certificates and Class M Certificates.
Fixed-Rate Certificates:	Group III Certificates.
Class A Certificates:	Class A-1, Class A-2A, Class A-2B, Class A-2C, Class AF-1, Class AF-2, Class AF-3, Class AF-4, Class AF-5 and Class AF-6 Certificates.
Class M Certificates:	Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class M-10 and Class M-11 Certificates.
Offered Certificates:	The Group II, Group III Certificates and the Class M Certificates (other than the Class M-10 and Class M-11 Certificates).
Non-Offered Certificates:	Class A-1, Class M-10, Class M-11, Class CE, Class P and Residual Certificates.
Residual Certificates:	Class R and Class R-X Certificates.
Retained Certificates:	Class CE, Class P and Residual Certificates.
Group I Certificates:	Class A-1, which evidence interests in the Group I Mortgage Loans.
Group II Certificates:	Class A-2A, Class A-2B and Class A-2C Certificates, which evidence interests in the Group II Mortgage Loans.
Group III Certificates:	Class AF-1, Class AF-2, Class AF-3, Class AF-4, Class AF-5 and Class AF-6 Certificates, which evidence interests in the Group III Mortgage Loans.

Other Terms:

Source for Calculation of One-Month LIBOR:	Moneyline Telerate page 3750.
ERISA:	The Offered Certificates will not be ERISA eligible as of the Closing Date.
SMMEA Eligibility:	The Class A, Class M-1, Class M-2 and Class M-3 Certificates.
Federal Taxation:	The Trust will be established as one or more REMICs for federal income tax purposes.
Form of Registration:	Book-entry form through DTC, Clearstream and Euroclear.
Minimum Denominations:	$100,000 and integral multiples of $1 in excess.

Part II: Definitions/Description of the Certificates

Determination Date:	The 10th day of the month or, if such day is not a business day, the business day immediately preceding such 10th day.
Due Period:	For each Distribution Date, the period from the second day of the immediately preceding month to the first day of the month in which such Distribution Date occurs.
Prepayment Period:	For the first Distribution Date, the Cut-off Date to and including the initial Determination Date, and for all other Distribution Dates, the day after the prior Determination Date to and including the Determination Date in the month in which such Distribution Date occurs.
Interest Accrual Basis:	For the Adjustable-Rate Certificates: Actual/360. The Adjustable-Rate Certificates will settle flat and will have no payment delay. For the Fixed-Rate Certificates: 30/360. The Fixed-Rate Certificates will settle with accrued interest and will have a 24-day payment delay.
Administrative Fee Rate:	The sum of (a) the Servicing Fee Rate (0.50% per annum) and (b) the Trustee Fee Rate (0.0015% per annum).
Expense Adjusted Net Mortgage Rate:	The mortgage rate of each Mortgage Loan minus the Administrative Fee Rate.
Expense Adjusted Net Maximum Mortgage Rate:	The per annum rate equal to the applicable maximum mortgage rate (or the mortgage rate for such Mortgage Loan in the case of the fixed-rate Mortgage Loans) of each Mortgage Loan minus the Administrative Fee Rate.
Optional Termination:	The Master Servicer and the NIMS Insurer, if any, in that order, may purchase all of the Mortgage Loans and REO properties and retire the Certificates on or after the Optional Termination Date.
Optional Termination Date:	The first Distribution Date on which the aggregate principal balance of the Mortgage Loans is less than 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.
Credit Enhancement:	Excess Interest. Net Swap Payments received from the Swap Provider (if any). Overcollateralization ("OC"). Subordination.
Initial Overcollateralization Target Percentage:	Approximately 1.05%.
Overcollateralization Floor:	The aggregate principal balance of the Mortgage Loans as of the Cut-off Date multiplied by 0.50%.

Overcollateralization Target Amount: For any Distribution Date, (i) prior to the Stepdown Date, an amount equal to the Initial Overcollateralization Target Percentage of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date, (ii) on or after the Stepdown Date, provided a Trigger Event is not in effect, the greater of (x) 2x the Initial Overcollateralization Target Percentage of the then current aggregate outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period and (y) the Overcollateralization Floor or (iii) on or after the Stepdown Date and if a Trigger Event is in effect, the Overcollateralization Target Amount for the immediately preceding Distribution Date.

Stepdown Date: The earlier of (i) the first Distribution Date on which the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero and (ii) the later of (A) the 37th Distribution Date and (B) the date that the Credit Enhancement Percentage for the Class A Certificates is greater than or equal to 2x the Class A Initial Credit Enhancement Percentage.

Credit Enhancement Percentage: The percentage obtained by dividing (x) the aggregate Certificate Principal Balance of each class of Certificates with a lower distribution priority by (y) the aggregate principal balance of the Mortgage Loans.

Class	Initial CE%	Target CE% On/After Stepdown Date
A	17.45%	2x Initial CE%
M-1	10.60%	2x Initial CE%
M-2	7.90%	2x Initial CE%
M-3	7.00%	2x Initial CE%
M-4	6.15%	2x Initial CE%
M-5	5.15%	2x Initial CE%
M-6	4.50%	2x Initial CE%
M-7	3.80%	2x Initial CE%
M-8	3.30%	2x Initial CE%
M-9	2.45%	2x Initial CE%
M-10	1.60%	2x Initial CE%
M-11	1.05%	2x Initial CE%

Overcollateralization Reduction Amount: For any Distribution Date, the lesser of (A) the principal remittance amount on such Distribution Date and (B) the excess, if any, of (i) the Overcollateralized Amount for such Distribution Date (calculated for this purpose only after assuming that 100% of the principal remittance amount on such Distribution Date has been distributed) over (ii) the Overcollateralization Target Amount for such Distribution Date.

Overcollateralized Amount: For any Distribution Date will be the excess, if any, of (a) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments received or advanced on or before the related Determination Date and principal prepayments received during the related Prepayment Period) over (b) the aggregate Certificate Principal Balance of the Class A, Class M and Class P Certificates, after giving effect to distributions to be made on such Distribution Date.



Net Monthly Excess Cashflow: For any Distribution Date, the sum of (x) any Overcollateralization Reduction Amount and (y) the excess of the Available Funds, net of any Net Swap Payment made by the Trustee and the Swap Termination Payment, if any, made by the Trustee, over the sum of (i) the monthly interest accrued and any unpaid interest on the Class A Certificates and the monthly interest accrued on the Class M Certificates and (ii) the principal remittance amount.

Allocation of Losses: Any Realized Losses on the Mortgage Loans on any Distribution Date will first be absorbed by the Class CE Certificates. If on any Distribution Date as a result of Realized Losses on the Mortgage Loans, the aggregate certificate principal balance of the Class A and Class M Certificates exceeds the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period such excess, (the "Realized Loss Amount") will be allocated in the following order: Class M-11, Class M-10, Class M-9, Class M-8, Class M-7, Class M-6, Class M-5, Class M-4, Class M-3, Class M-2 and Class M-1 Certificates. There will be no allocation of Realized Losses on the Mortgage Loans to the Class A Certificates or the Class P Certificates. Investors in the Class A Certificates should note, however, that although Realized Losses cannot be allocated to such Certificates, under certain loss scenarios there may not be enough principal and interest on the Mortgage Loans to distribute to the holders of such Certificates all principal and interest amounts to which they are then entitled. Once Realized Losses are allocated to the Class M Certificates, such amounts with respect to such Certificates will no longer accrue interest. However, the amount of any Realized Losses allocated to the Class M Certificates may be distributed to the holders of those certificates from Net Monthly Excess Cashflow and certain amounts received by the Swap Administrator from the Swap Agreement, if any, sequentially, as described in the Pooling and Servicing Agreement.

Net WAC Rate Cap: Group I and Group II Certificates: The per annum rate (subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period) equal to (x) the weighted average of the Expense Adjusted Net Mortgage Rates of the Mortgage Loans in the related loan group minus (y) the Group I Allocation Percentage or Group II Allocation Percentage of any Net Swap Payment or Swap Termination Payment, made to the Swap Provider (only if such Swap Termination Payment is not due to a Swap Provider Trigger Event (as defined in the Swap Agreement)) expressed as a percentage, equal to a fraction, the numerator of which is equal to the Net Swap Payment or Swap Termination Payment made to the Swap Provider by the Trust and the denominator of which is equal to the aggregate principal balance of the related loan group, multiplied by 12.

Group III Certificates: The per annum rate equal to the weighted average of the Expense Adjusted Net Mortgage Rates of the Group III Mortgage Loans.

Class M Certificates: The per annum rate (subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period) equal to the weighted average (weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group, the current principal balance of the related Class A Certificates), of (i) the Net WAC Rate Cap for the Group I Certificates, (ii) the Net WAC Rate Cap for the Group II Certificates and (iii) the Net WAC Rate Cap for the Group III Certificates.

Group I Allocation Percentage: The aggregate principal balance of the Group I Mortgage Loans divided by the sum of the aggregate principal balance of the Group I Mortgage Loans and the Group II Mortgage Loans.

Group II Allocation Percentage: The aggregate principal balance of the Group II Mortgage Loans divided by the sum of the aggregate principal balance of the Group I Mortgage Loans and the Group II Mortgage Loans.

Pass-Through Rate: For any Distribution Date, the lesser of (x) the related Formula Rate (with respect to Adjustable-Rate Certificates) or the related fixed-rate (with respect to the Fixed-Rate Certificates) for such Distribution Date and (y) the related Net WAC Rate Cap for such Distribution Date.

Formula Rate: For any Distribution Date and any class of Adjustable-Rate Certificates, the lesser of (i) LIBOR plus the applicable certificate margin and (ii) the related Maximum Cap Rate.

Maximum Cap Rate: The Maximum Cap Rate for any Distribution Date and each class of Adjustable-Rate Certificates is calculated in the same manner as the related Net WAC Rate Cap, but based on the Expense Adjusted Net Maximum Mortgage Rates of the applicable Mortgage Loans rather than the Expense Adjusted Net Mortgage Rates of the applicable Mortgage Loans, plus, an amount, expressed as a percentage, equal to a fraction, the numerator of which is equal to the Net Swap Payment made by the Swap Provider and the denominator of which is equal to the aggregate principal balance of the related loan group.

Coupon Step-up: After the Optional Termination Date, if the Master Servicer (or NIMs Insurer, if any) fails to exercise its right to terminate the Trust, the certificate margins (with respect to the Adjustable-Rate Certificates) or the applicable fixed-rate (with respect to the Fixed-Rate Certificates) on any then outstanding Certificates will increase according to the following:

Certificates	After Optional Termination
Adjustable-Rate Class A Certificates	2 x Applicable Margin
Fixed-Rate Class A Certificates	Applicable fixed-rate + 0.50%
Class M Certificates	1.5 x Applicable Margin

Net WAC Rate Carryover Amount: For any Distribution Date, (i) the excess of (a) the amount of interest such class would have accrued for such Distribution Date had the applicable Pass-Through Rate not been subject to the Net WAC Rate Cap, over (b) the amount of interest such class of Certificates accrued for such Distribution Date based on the Net WAC Rate Cap, together with the unpaid portion of any such amounts from the prior Distribution Date and (ii) accrued interest thereon at the then applicable Pass-Through Rate, without giving effect to the Net WAC Rate Cap. The Net WAC Rate Carryover Amount will be distributed from certain amounts received by the Swap Administrator from the Swap Agreement, if any, and from the Net Monthly Excess Cashflow on a subordinated basis on the same Distribution Date or in any subsequent period. The ratings on each class of Certificates do not address the likelihood of the payment of any Net WAC Rate Carryover Amount.

Swap Agreement: On the Closing Date, the Trustee will enter into a Swap Agreement with an initial notional amount of $1,042,177,000 under the Swap Agreement, the Trust will be obligated to pay an amount equal to [4.673]% per annum on the notional amount as set forth in the Swap Agreement to the Swap Provider, solely from collections on the Group I and Group II Mortgage Loans, and the Trust will be entitled to receive an amount equal to one-month LIBOR on the notional amount as set forth in the Swap Agreement from the Swap Provider, until the Swap Agreement is terminated. Only the net amount of the two obligations will be paid by the appropriate party ("Net Swap Payment"). See the attached schedule.

Generally, the Net Swap Payment will be deposited into a swap account (the "Swap Account") by the Swap Administrator pursuant to the Pooling and Servicing Agreement and a swap administration agreement and amounts on deposit in the Swap Account will be distributed in accordance with the terms set forth in the Pooling and Servicing Agreement.

Upon early termination of the Swap Agreement, the Trust or the Swap Provider may be liable to make a termination payment (the "Swap Termination Payment") to the other party (regardless of which party caused the termination). The Swap Termination Payment will be computed in accordance with the procedures set forth in the Swap Agreement. **In the event that the Trust is required to make a Swap Termination Payment, that payment will be paid on the related Distribution Date, and on any subsequent Distribution Dates until paid in full, solely from collections on the Group I and Group II Mortgage Loans and generally, prior to distributions to Certificateholders.**

In the event that the Trust receives a Swap Termination Payment, and a successor Swap

Provider cannot be obtained, then such Swap Termination Payment will be deposited into a reserve account and the Swap Administrator, on each subsequent Distribution Date, will withdraw the amount of any Net Swap Payment due to the Trust (calculated in accordance with the terms of the original Swap Agreement) and administer such Net Swap Payment in accordance with the terms of the Pooling and Servicing Agreement and the swap administration agreement.

Interest Carry Forward Amount: For each class of Class A and Class M Certificates, on any Distribution Date, the sum of (i) the excess of (a) the accrued certificate interest for such class with respect to the prior Distribution Date (excluding any Net WAC Rate Carryover Amount with respect to such class), plus any unpaid Interest Carry Forward Amount from the prior Distribution Date, over (b) the amount actually distributed to such class with respect to interest on such prior Distribution Date and (ii) interest on such excess at the Pass-Through Rate for such class.

Available Funds: For any Distribution Date, the sum, net of amounts reimbursable to the Master Servicer or the Trustee, of: (i) the aggregate amount of scheduled monthly payments on the Mortgage Loans due during the related Due Period and received on or prior to the related Determination Date; (ii) unscheduled payments in respect of the Mortgage Loans (including prepayments, insurance proceeds, liquidation proceeds, subsequent recoveries and proceeds from repurchases of and substitutions for the Mortgage Loans occurring during the related Prepayment Period or proceeds from the repurchase of the Mortgage Loans due to the Optional Termination of the Trust); (iii) all Master Servicer Advances with respect to the Mortgage Loans received for such Distribution Date; and (iv) all compensating interest paid by the Master Servicer in respect of prepayment interest shortfalls for the related period.

Class A Principal Distribution Amount: Prior to the Stepdown Date, or if a Trigger Event is in effect, the Class A Certificates will receive the principal collected on the related Mortgage Loans plus any Net Monthly Excess Cashflow required to maintain the Overcollateralization Target Amount until the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero. On or after the Stepdown Date, if no Trigger Event is in effect, principal paid on the Class A Certificates will be an amount such that each of the Class A Certificates will maintain at least 2x the Class A Initial Credit Enhancement Percentage as set forth in the Credit Enhancement Percentage table included herein.

Principal distributions on the Group II Certificates will be allocated sequentially, to the Class A-2A, Class A-2B and Class A-2C Certificates, in that order, until their respective certificate principal balances have been reduced to zero.

Principal distributions on the Group III Certificates will be allocated in the following order: Class AF-6 (based on the Class AF-6 Lockout Percentage of the Class AF-6 Allocation Percentage), Class AF-1, Class AF-2; Class AF-3, Class AF-4, Class AF-5 and Class AF-6 Certificates, in each case, until the Certificate Principal Balance of each such class of Certificates has been reduced to zero.

Notwithstanding the foregoing, if the aggregate Certificate Principal Balance of the Group I, Group II or Group III Certificates is reduced to zero, then the amount of principal distributions from the related loan group on subsequent Distribution Dates will be distributed to the group of Class A Certificates remaining outstanding, to the extent necessary to provide all required principal distributions to such Certificates.

Group III Senior Principal Distribution Amount: For any Distribution Date, the lesser of:

(a) the greatest of (1) the Class AF Principal Distribution Amount for that Payment Date (as defined in the Pooling and Servicing Agreement), (2) the Group III Parity Amount and (3) the excess of (i) the Senior Principal Distribution Amount for that Distribution Date over (ii) the aggregate Certificate Principal Balances of the Class A-1, Class A-2A, Class A-2B and Cass A-2C Certificates immediately prior to that Distribution Date; and

(b) the aggregate Certificate Principal Balance of the Group III Certificates.

Group III Parity Amount: For any Distribution Date, the greater of (i) zero and (ii) the excess, if any, of (x) the aggregate Certificate Principal Balance of the Group III Certificates over (y) the aggregate scheduled principal balance of the Group III Mortgage Loans as of the last day of the related Due Period.

Class AF-6 Lockout Percentage: For each Distribution Date, the indicated percentage of the Class AF-6 Allocation Percentage for such Distribution Date:

Distribution Date Occurring in	Percentage
November 2005 through October 2008	0%
November 2008 through October 2010	45%
November 2010 through October 2011	80%
November 2011 through October 2012	100%
November 2012 and thereafter	300%

Class AF-6 Allocation Percentage For each Distribution Date, the percentage equivalent of a fraction, the numerator of which is (x) the Certificate Principal Balance of the Class AF-6 Certificates immediately prior to such Distribution Date and the denominator of which is (y) the aggregate Certificate Principal Balance of the Group III Certificates immediately prior to such Distribution Date.

Class M Principal Distribution Amount: The Class M Certificates will not receive any principal payments prior to the Stepdown Date. On or after the Stepdown Date (if no Trigger Event is in effect), principal will be paid on the Class M Certificates in the following order: to the Class M-1 Certificates until it reaches 2x the Class M-1 Initial Credit Enhancement Percentage, then to the Class M-2 Certificates until it reaches 2x the Class M-2 Initial Credit Enhancement Percentage, then to the Class M-3 Certificates until it reaches 2x the Class M-3 Initial Credit Enhancement Percentage, then to the Class M-4 Certificates until it reaches 2x the Class M-4 Initial Credit Enhancement Percentage, then to the Class M-5 Certificates until it reaches 2x the Class M-5 Initial Credit Enhancement Percentage, then to the Class M-6 Certificates until it reaches 2x the Class M-6 Initial Credit Enhancement Percentage, then to the Class M-7 Certificates until it reaches 2x the Class M-7 Initial Credit Enhancement Percentage, then to the Class M-8 Certificates until it reaches 2x the Class M-8 Initial Credit Enhancement Percentage, then to the Class M-9 Certificates until it reaches 2x the Class M-9 Initial Credit Enhancement Percentage, then to the Class M-10 Certificates until it reaches 2x the Class M-10 Initial Credit Enhancement Percentage and then to the Class M-11 Certificates until it reaches 2x the Class M-11 Initial Credit Enhancement Percentage, in each case, as set forth in the Credit Enhancement Percentage table included herein.

If a Trigger Event is in effect, principal payments will be paid sequentially first to the Class A Certificates and then to the Class M Certificates in their order of seniority until the Certificate Principal Balance of each such class is reduced to zero.

Trigger Event: If either the Delinquency Trigger Event or Cumulative Loss Test is violated.

Delinquency Trigger Event: The percentage obtained by dividing (x) the aggregate Stated Principal Balance of (i) Mortgage Loans Delinquent 60 days or more, (ii) REO Properties and (iii) Mortgage Loans in foreclosure and in bankruptcy by (y) the aggregate Stated Principal Balance of the Mortgage Loans, in each case, as of the last day of the previous calendar month, exceeds a percentage (as specified in the Pooling and Servicing Agreement) of the Credit Enhancement Percentage for the most senior class of certificates then outstanding. In the case of the Class A Certificates, the percentage will be [45.85]%.

Cumulative Loss Test: The aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related Due Period (reduced by the aggregate amount of subsequent recoveries received from the Cut-off Date through the last day of the related Due Period) divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceeds the approximate applicable percentages set forth below with respect to such Distribution Date:

Distribution Date Occurring In	Percentage
November 2008 through October 2009	[3.50]% for the first month plus an additional 1/12th of [1.25]% for each month thereafter
November 2009 through October 2010	[4.75]% for the first month plus an additional 1/12th of [0.85]% for each month thereafter
November 2010 through October 2011	[5.60]% for the first month plus an additional 1/12th of [0.35]% for each month thereafter
November 2011 and thereafter	[5.95]%

Payment Priority:

On each Distribution Date, distributions will be made as follows:

From Available Funds attributable to the Group I and Group II Mortgage Loans, to pay any Net Swap Payment or the Swap Termination Payment (not caused by a Swap Provider Trigger Event (as defined in the Swap Agreement)) owed to the Swap Provider.

From Available Funds, to pay interest on the Class A Certificates *pro rata*, including any accrued unpaid interest from a prior Distribution Date and then to pay interest excluding any accrued unpaid interest from prior Distribution Dates to the Class M Certificates, sequentially.

From Available Funds, to pay principal on the Class A Certificates, in accordance with the principal payment provisions described above.

From Available Funds, to pay principal on the Class M Certificates, in accordance with the principal payment provisions described above.

From Net Monthly Excess Cashflow, if any, to the Certificates then entitled to receive distributions in respect of principal an additional payment of principal in order to reduce the Certificate Principal Balance of the Certificates to the extent necessary to maintain the required Overcollateralization Target Amount.

From Net Monthly Excess Cashflow, if any, to pay Interest Carry Forward Amounts to Class M Certificates, sequentially.

From Net Monthly Excess Cashflow, if any, to pay any Realized Losses allocated to the Class M Certificates, sequentially.

From Net Monthly Excess Cashflow, if any, to pay the Net WAC Rate Carryover Amount on the Class A and Class M Certificates in the same order of priority as described above.

From Net Monthly Excess Cashflow, if any, to pay the Swap Termination Payment (caused by a Swap Provider Trigger Event) owed to the Swap Provider.

From Net Monthly Excess Cashflow, if any, to pay any remaining amount to the Class CE and Residual Certificates in accordance with the Pooling and Servicing Agreement.

From the Swap Account, to pay any unpaid interest on the Class A Adjustable Rate Certificates, *pro rata*, including any accrued unpaid interest from a prior Distribution Date and then to pay any unpaid interest including any accrued unpaid interest from prior Distribution Dates to the Class M Certificates, sequentially.

From the Swap Account, to pay the Net WAC Rate Carryover Amount on the Adjustable-Rate Certificates remaining unpaid in the same order of priority as described above.

From the Swap Account, to pay any principal first, on the Class A Certificates, *pro rata*, and second, on the Class M Certificates, sequentially, in accordance with the principal payment provisions described above in an amount necessary to maintain the applicable Overcollateralization Target Amount.

From the Swap Account, to pay any Realized Losses remaining on the Class M Certificates, sequentially.

Part III: Relevant Bond Analytics

Swap Schedule

Distribution Date	Notional Schedule ($)	Distribution Date	Notional Schedule ($)
25-Nov-05	1,042,177,000.00	25-Oct-08	211,052,587.89
25-Dec-05	1,032,661,814.57	25-Nov-08	202,201,408.07
25-Jan-06	1,020,353,250.90	25-Dec-08	193,737,010.12
25-Feb-06	1,005,254,900.96	25-Jan-09	185,641,908.39
25-Mar-06	987,391,252.94	25-Feb-09	177,899,428.07
25-Apr-06	966,808,729.61	25-Mar-09	170,493,666.95
25-May-06	943,576,256.81	25-Apr-09	163,409,458.93
25-Jun-06	917,786,111.13	25-May-09	156,632,919.84
25-Jul-06	889,552,897.21	25-Jun-09	150,149,618.51
25-Aug-06	859,028,969.54	25-Jul-09	143,946,399.40
25-Sep-06	827,036,379.74	25-Aug-09	138,010,713.63
25-Oct-06	793,771,512.20	25-Sep-09	132,330,590.53
25-Nov-06	761,862,270.12	25-Oct-09	126,894,610.39
25-Dec-06	731,252,808.90	25-Nov-09	121,691,878.66
25-Jan-07	701,889,603.88	25-Dec-09	116,712,001.23
25-Feb-07	673,721,353.33	25-Jan-10	111,945,061.04
25-Mar-07	646,698,885.57	25-Feb-10	107,381,595.64
25-Apr-07	620,775,069.90	25-Mar-10	103,012,575.94
25-May-07	595,896,580.73	25-Apr-10	98,829,385.95
25-Jun-07	572,029,804.86	25-May-10	94,823,803.41
25-Jul-07	549,085,064.84	25-Jun-10	90,987,972.02
25-Aug-07	526,649,921.22	25-Jul-10	87,314,412.99
25-Sep-07	504,323,409.42	25-Aug-10	83,795,989.06
25-Oct-07	444,548,992.45	25-Sep-10	80,425,683.48
25-Nov-07	393,173,797.61		
25-Dec-07	349,121,285.34		
25-Jan-08	311,543,501.99		
25-Feb-08	298,253,732.17		
25-Mar-08	285,553,209.07		
25-Apr-08	273,414,991.39		
25-May-08	261,816,739.19		
25-Jun-08	250,730,316.95		
25-Jul-08	240,132,407.51		
25-Aug-08	230,000,781.05		
25-Sep-08	220,314,243.59		

Sensitivity Analysis - To Optional Termination Date

		0% ppc	50% ppc	75% ppc	100% ppc	125% ppc	150% ppc
A-2A	Average Life (years)	12.81	1.58	1.22	1.00	0.85	0.75
	First Payment Period	1	1	1	1	1	1
	Last Payment Period	236	34	25	21	18	15
	Window (months)	236	34	25	21	18	15
A-2B	Average Life (years)	24.53	5.97	3.89	2.80	2.04	1.80
	First Payment Period	236	34	25	21	18	15
	Last Payment Period	344	156	102	72	34	26
	Window (months)	109	123	78	52	17	12
A-2C	Average Life (years)	28.66	14.59	9.95	7.29	4.56	2.38
	First Payment Period	344	156	102	72	34	26
	Last Payment Period	344	179	125	94	73	31
	Window (months)	1	24	24	23	40	6
AF-1	Average Life (years)	8.75	1.66	1.23	1.00	0.86	0.76
	First Payment Period	1	1	1	1	1	1
	Last Payment Period	188	38	27	22	18	15
	Window (months)	188	38	27	22	18	15
AF-2	Average Life (years)	17.03	3.64	2.56	2.00	1.65	1.42
	First Payment Period	188	38	27	22	18	15
	Last Payment Period	219	49	34	27	22	19
	Window (months)	32	12	8	6	5	5
AF-3	Average Life (years)	21.17	5.66	3.85	3.00	2.37	2.00
	First Payment Period	219	49	34	27	22	19
	Last Payment Period	285	94	60	45	36	30
	Window (months)	67	46	27	19	15	12
AF-4	Average Life (years)	25.72	11.01	7.14	5.00	4.53	2.81
	First Payment Period	285	94	60	45	36	30
	Last Payment Period	330	174	124	81	63	36
	Window (months)	46	81	65	37	28	7
AF-5	Average Life (years)	28.41	14.90	10.41	7.74	5.94	4.76
	First Payment Period	330	174	124	81	63	36
	Last Payment Period	344	179	125	94	73	59
	Window (months)	15	6	2	14	11	24
AF-6	Average Life (years)	13.90	8.19	7.24	6.48	5.62	4.91
	First Payment Period	37	37	37	41	49	59
	Last Payment Period	344	179	125	94	73	59
	Window (months)	308	143	89	54	25	1

Sensitivity Analysis - To Optional Termination Date

		0% ppc	50% ppc	75% ppc	100% ppc	125% ppc	150% ppc
M-1	Average Life (years)	26.29	9.94	6.83	5.20	4.50	4.48
	First Payment Period	265	58	39	39	42	46
	Last Payment Period	344	179	125	94	73	59
	Window (months)	80	122	87	56	32	14
M-2	Average Life (years)	26.29	9.94	6.83	5.17	4.34	4.01
	First Payment Period	265	58	39	38	40	43
	Last Payment Period	344	179	125	94	73	59
	Window (months)	80	122	87	57	34	17
M-3	Average Life (years)	26.29	9.94	6.83	5.16	4.29	3.90
	First Payment Period	265	58	39	38	40	42
	Last Payment Period	344	179	125	94	73	59
	Window (months)	80	122	87	57	34	18
M-4	Average Life (years)	26.29	9.94	6.83	5.16	4.27	3.86
	First Payment Period	265	58	39	38	39	41
	Last Payment Period	344	179	125	94	73	59
	Window (months)	80	122	87	57	35	19
M-5	Average Life (years)	26.29	9.94	6.83	5.16	4.26	3.82
	First Payment Period	265	58	39	37	39	40
	Last Payment Period	344	179	125	94	73	59
	Window (months)	80	122	87	58	35	20
M-6	Average Life (years)	26.29	9.94	6.83	5.15	4.25	3.79
	First Payment Period	265	58	39	37	38	40
	Last Payment Period	344	179	125	94	73	59
	Window (months)	80	122	87	58	36	20
M-7	Average Life (years)	26.29	9.94	6.83	5.15	4.22	3.75
	First Payment Period	265	58	39	37	38	39
	Last Payment Period	344	179	125	94	73	59
	Window (months)	80	122	87	58	36	21
M-8	Average Life (years)	26.29	9.94	6.83	5.15	4.22	3.75
	First Payment Period	265	58	39	37	38	39
	Last Payment Period	344	179	125	94	73	59
	Window (months)	80	122	87	58	36	21
M-9	Average Life (years)	26.29	9.94	6.83	5.15	4.22	3.71
	First Payment Period	265	58	39	37	37	38
	Last Payment Period	344	179	125	94	73	59
	Window (months)	80	122	87	58	37	22

Sensitivity Analysis - To Maturity

		0% ppc	50% ppc	75% ppc	100% ppc	125% ppc	150% ppc
A-2A	Average Life (years)	12.81	1.58	1.22	1.00	0.85	0.75
	First Payment Period	1	1	1	1	1	1
	Last Payment Period	236	34	25	21	18	15
	Window (months)	236	34	25	21	18	15
A-2B	Average Life (years)	24.54	5.97	3.89	2.80	2.04	1.80
	First Payment Period	236	34	25	21	18	15
	Last Payment Period	349	156	102	72	34	26
	Window (months)	114	123	78	52	17	12
A-2C	Average Life (years)	29.53	17.19	11.36	8.03	4.88	2.38
	First Payment Period	349	156	102	72	34	26
	Last Payment Period	358	302	212	145	100	31
	Window (months)	10	147	111	74	67	6
AF-1	Average Life (years)	8.75	1.66	1.23	1.00	0.86	0.76
	First Payment Period	1	1	1	1	1	1
	Last Payment Period	188	38	27	22	18	15
	Window (months)	188	38	27	22	18	15
AF-2	Average Life (years)	17.03	3.64	2.56	2.00	1.65	1.42
	First Payment Period	188	38	27	22	18	15
	Last Payment Period	219	49	34	27	22	19
	Window (months)	32	12	8	6	5	5
AF-3	Average Life (years)	21.17	5.66	3.85	3.00	2.37	2.00
	First Payment Period	219	49	34	27	22	19
	Last Payment Period	285	94	60	45	36	30
	Window (months)	67	46	27	19	15	12
AF-4	Average Life (years)	25.72	11.01	7.14	5.00	4.53	2.81
	First Payment Period	285	94	60	45	36	30
	Last Payment Period	330	174	124	81	63	36
	Window (months)	46	81	65	37	28	7
AF-5	Average Life (years)	28.77	19.71	14.86	11.30	8.58	7.13
	First Payment Period	330	174	124	81	63	36
	Last Payment Period	358	329	272	216	174	144
	Window (months)	29	156	149	136	112	109
AF-6	Average Life (years)	13.90	8.24	7.38	6.84	6.53	6.88
	First Payment Period	37	37	37	41	49	61
	Last Payment Period	357	327	270	214	172	142
	Window (months)	321	291	234	174	124	82

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2005-R9

Sensitivity Analysis - To Maturity

		0% ppc	50% ppc	75% ppc	100% ppc	125% ppc	150% ppc
M-1	Average Life (years)	26.41	10.81	7.54	5.76	4.96	4.87
	First Payment Period	265	58	39	39	42	46
	Last Payment Period	357	294	224	173	139	114
	Window (months)	93	237	186	135	98	69
M-2	Average Life (years)	26.41	10.73	7.46	5.67	4.74	4.35
	First Payment Period	265	58	39	38	40	43
	Last Payment Period	355	270	199	153	122	100
	Window (months)	91	213	161	116	83	58
M-3	Average Life (years)	26.40	10.67	7.41	5.62	4.67	4.22
	First Payment Period	265	58	39	38	40	42
	Last Payment Period	354	253	184	141	112	91
	Window (months)	90	196	146	104	73	50
M-4	Average Life (years)	26.40	10.62	7.37	5.59	4.62	4.15
	First Payment Period	265	58	39	38	39	41
	Last Payment Period	354	246	178	136	108	88
	Window (months)	90	189	140	99	70	48
M-5	Average Life (years)	26.39	10.56	7.32	5.54	4.57	4.08
	First Payment Period	265	58	39	37	39	40
	Last Payment Period	353	238	172	131	103	84
	Window (months)	89	181	134	95	65	45
M-6	Average Life (years)	26.39	10.48	7.26	5.47	4.52	4.02
	First Payment Period	265	58	39	37	38	40
	Last Payment Period	352	227	163	123	97	79
	Window (months)	88	170	125	87	60	40
M-7	Average Life (years)	26.37	10.39	7.18	5.42	4.45	3.94
	First Payment Period	265	58	39	37	38	39
	Last Payment Period	351	219	156	118	93	75
	Window (months)	87	162	118	82	56	37
M-8	Average Life (years)	26.36	10.28	7.09	5.35	4.39	3.89
	First Payment Period	265	58	39	37	38	39
	Last Payment Period	349	208	147	111	87	71
	Window (months)	85	151	109	75	50	33
M-9	Average Life (years)	26.32	10.08	6.95	5.23	4.30	3.77
	First Payment Period	265	58	39	37	37	38
	Last Payment Period	348	198	140	105	83	67
	Window (months)	84	141	102	69	47	30

AMERIQUEST MORTGAGE COMPANY

Net WAC Cap and Effective Maximum Rate for the Group I Certificates

Period	NWC[1] (%)	Max Rate [2, 3] (%)
1	6.84	22.86
2	6.43	22.41
3	6.35	22.26
4	6.36	22.19
5	6.62	22.36
6	6.36	21.98
7	6.45	21.94
8	6.37	21.70
9	6.47	21.62
10	6.38	21.34
11	6.39	21.14
12	6.49	21.01
13	6.40	20.69
14	6.51	20.57
15	6.42	20.26
16	6.42	20.05
17	6.76	20.18
18	6.44	19.65
19	6.55	19.56
20	6.45	19.25
21	6.56	19.17
22	6.46	18.87
23	6.46	18.67
24	7.63	19.15
25	7.47	18.33
26	7.63	17.89
27	7.46	17.19
28	7.46	17.03
29	7.82	17.24
30	7.62	17.23
31	7.80	17.28
32	7.62	16.94
33	7.80	16.99

Period	NWC[1] (%)	Max Rate [2, 3] (%)
34	7.62	16.66
35	7.62	16.52
36	8.09	17.42
37	7.90	17.06
38	8.09	17.16
39	7.89	16.80
40	7.89	16.67
41	8.53	17.29
42	7.93	17.06
43	8.13	17.19
44	7.92	16.82
45	8.12	16.96
46	7.92	16.59
47	7.92	16.47
48	8.12	17.26
49	7.91	16.87
50	8.11	17.04
51	7.90	16.65
52	7.90	16.54
53	8.57	17.33
54	7.89	16.49
55	8.10	16.67
56	7.89	16.29
57	8.09	16.47
58	7.88	16.11
59	7.89	16.08
60	8.35	10.87
61	8.08	10.51
62	8.34	10.84
63	8.07	10.48
64	8.06	10.47
65	8.92	11.57
66	8.05	10.44

Period	NWC[1] (%)	Max Rate [2, 3] (%)
67	8.31	10.77
68	8.03	10.41
69	8.29	10.74
70	8.02	10.38
71	8.01	10.36
72	8.27	10.69
73	8.00	10.33
74	8.26	10.66
75	7.99	10.30
76	7.98	10.29
77	8.52	10.98
78	7.97	10.26
79	8.23	10.59
80	7.95	10.23
81	8.21	10.56
82	7.94	10.20
83	7.93	10.18
84	8.19	10.51
85	7.92	10.16
86	8.18	10.48
87	7.91	10.13
88	7.90	10.11
89	8.74	11.18
90	7.89	10.08
91	8.14	10.40
92	7.87	10.05
93	8.13	10.37
94	7.86	10.02

(1) Assumes 1mLIBOR and 6mLIBOR stays at 3.980% and 4.345% respectively and the cashflows are run to the Optional Termination at the pricing speed.
(2) Assumes 1mLIBOR and 6mLIBOR increase instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.
(3) The effective net funds cap rate ("Effective Rate") is computed in the same manner as the Net WAC Cap Rate after giving effect to Net Swap Payments received from the Swap Provider.



Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2005-R9

Net WAC Cap and Effective Maximum Rate for the Group II Certificates

Period	NWC[1] (%)	Max Rate [2, 3] (%)
1	6.47	22.49
2	6.08	22.05
3	6.01	21.92
4	6.02	21.85
5	6.25	21.98
6	6.02	21.64
7	6.10	21.58
8	6.03	21.36
9	6.12	21.27
10	6.05	21.00
11	6.05	20.80
12	6.14	20.66
13	6.07	20.36
14	6.16	20.23
15	6.08	19.93
16	6.09	19.72
17	6.39	19.81
18	6.10	19.31
19	6.20	19.21
20	6.11	18.92
21	6.22	18.83
22	6.13	18.54
23	6.14	18.34
24	7.41	18.89
25	7.27	18.08
26	7.43	17.65
27	7.27	16.96
28	7.27	16.81
29	7.61	17.00
30	7.54	17.05
31	7.72	17.09
32	7.54	16.76
33	7.72	16.81

Period	NWC[1] (%)	Max Rate [2, 3] (%)
34	7.54	16.48
35	7.54	16.35
36	8.04	17.35
37	7.85	16.99
38	8.05	17.09
39	7.85	16.74
40	7.85	16.61
41	8.49	17.22
42	7.92	17.08
43	8.12	17.21
44	7.92	16.84
45	8.12	16.98
46	7.91	16.61
47	7.91	16.50
48	8.12	17.37
49	7.91	16.98
50	8.12	17.16
51	7.91	16.77
52	7.91	16.67
53	8.58	17.47
54	7.90	16.65
55	8.11	16.84
56	7.90	16.45
57	8.12	16.67
58	7.91	16.39
59	7.93	16.46
60	8.40	11.25
61	8.12	10.88
62	8.39	11.23
63	8.11	10.86
64	8.11	10.84
65	8.97	11.99
66	8.10	10.82

Period	NWC[1] (%)	Max Rate [2, 3] (%)
67	8.36	11.17
68	8.09	10.80
69	8.35	11.15
70	8.08	10.77
71	8.07	10.76
72	8.34	11.11
73	8.06	10.74
74	8.32	11.08
75	8.05	10.71
76	8.05	10.70
77	8.59	11.43
78	8.04	10.68
79	8.30	11.02
80	8.02	10.65
81	8.29	10.99
82	8.01	10.63
83	8.01	10.61
84	8.27	10.96
85	8.00	10.59
86	8.26	10.93
87	7.99	10.56
88	7.98	10.55
89	8.83	11.67
90	7.97	10.53
91	8.23	10.86
92	7.96	10.50
93	8.22	10.84
94	7.95	10.47

(1) Assumes 1mLIBOR and 6mLIBOR stays at 3.980% and 4.345% respectively and the cashflows are run to the Optional Termination at the pricing speed.
(2) Assumes 1mLIBOR and 6mLIBOR increase instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.
(3) The effective net funds cap rate ("Effective Rate") is computed in the same manner as the Net WAC Cap Rate after giving effect to Net Swap Payments received from the Swap Provider.

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2005-R9

Net WAC Cap and Effective Maximum Rate for Class M Certificates

Period	NWC[1] (%)	Max Rate [2, 3] (%)	Period	NWC[1] (%)	Max Rate [2, 3] (%)	Period	NWC[1] (%)	Max Rate [2, 3] (%)
1	6.78	22.80	34	7.61	16.63	67	8.32	10.84
2	6.37	22.35	35	7.61	16.49	68	8.04	10.47
3	6.30	22.21	36	8.09	17.41	69	8.30	10.81
4	6.30	22.13	37	7.89	17.05	70	8.03	10.44
5	6.56	22.29	38	8.11	17.31	71	8.02	10.43
6	6.31	21.92	39	7.95	17.13	72	8.28	10.76
7	6.39	21.88	40	7.98	17.20	73	8.01	10.40
8	6.32	21.65	41	8.65	18.03	74	8.27	10.73
9	6.41	21.56	42	8.09	18.03	75	8.00	10.37
10	6.33	21.29	43	8.24	17.86	76	7.99	10.36
11	6.34	21.08	44	7.98	17.19	77	8.54	11.06
12	6.43	20.95	45	8.13	17.03	78	7.98	10.33
13	6.35	20.64	46	7.92	16.59	79	8.24	10.66
14	6.45	20.52	47	7.91	16.48	80	7.97	10.30
15	6.36	20.21	48	8.12	17.28	81	8.22	10.63
16	6.37	20.00	49	7.91	16.89	82	7.95	10.27
17	6.70	20.12	50	8.11	17.06	83	7.95	10.26
18	6.38	19.59	51	7.90	16.67	84	8.20	10.59
19	6.49	19.50	52	7.90	16.56	85	7.93	10.23
20	6.39	19.20	53	8.57	17.36	86	8.19	10.56
21	6.51	19.11	54	7.89	16.51	87	7.92	10.20
22	6.40	18.81	55	8.10	16.70	88	7.91	10.19
23	6.41	18.61	56	7.89	16.31	89	8.75	11.26
24	7.59	19.11	57	8.10	16.50	90	7.90	10.16
25	7.44	18.29	58	7.89	16.16	91	8.16	10.48
26	7.60	17.85	59	7.89	16.15	92	7.89	10.13
27	7.43	17.15	60	8.36	10.94	93	8.14	10.45
28	7.43	17.00	61	8.09	10.57	94	7.88	10.10
29	7.78	17.20	62	8.35	10.91			
30	7.61	17.20	63	8.07	10.54			
31	7.79	17.24	64	8.07	10.53			
32	7.61	16.91	65	8.92	11.64			
33	7.79	16.96	66	8.05	10.50			

(1) Assumes 1mLIBOR and 6mLIBOR stays at 3.980% and 4.345% respectively and the cashflows are run to the Optional Termination at the pricing speed.
(2) Assumes 1mLIBOR and 6mLIBOR increase instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.
(3) The effective net funds cap rate ("Effective Rate") is computed in the same manner as the Net WAC Cap Rate after giving effect to Net Swap Payments received from the Swap Provider.


AMERIQUEST
MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2005-R9

Excess Spread

Period	Static LIBOR (basis points) [1]	1m LIBOR (%)	6m LIBOR (%)	Fwd LIBOR (basis points) [2]
1	2.04	3.980	4.345	2.04
2	1.79	4.126	4.450	1.80
3	1.79	4.328	4.537	1.79
4	1.79	4.391	4.592	1.79
5	1.81	4.467	4.639	1.81
6	1.79	4.539	4.676	1.78
7	1.80	4.601	4.703	1.79
8	1.79	4.636	4.719	1.78
9	1.80	4.653	4.730	1.78
10	1.79	4.669	4.739	1.77
11	1.79	4.688	4.744	1.76
12	1.81	4.699	4.746	1.77
13	1.79	4.693	4.746	1.75
14	1.81	4.698	4.745	1.76
15	1.79	4.705	4.742	1.73
16	1.79	4.701	4.734	1.73
17	1.86	4.700	4.725	1.79
18	1.79	4.697	4.716	1.71
19	1.81	4.689	4.710	1.73
20	1.78	4.677	4.710	1.70
21	1.81	4.660	4.714	1.72
22	1.78	4.646	4.722	1.69
23	1.78	4.647	4.734	1.68
24	2.58	4.665	4.748	2.48
25	2.51	4.687	4.761	2.38
26	2.52	4.698	4.771	2.38
27	2.44	4.709	4.780	2.28
28	2.43	4.719	4.789	2.26
29	2.52	4.729	4.797	2.36
30	2.54	4.738	4.804	2.46
31	2.58	4.747	4.810	2.50
32	2.52	4.754	4.815	2.43
33	2.56	4.761	4.820	2.47

Period	Static LIBOR (basis points) [1]	1m LIBOR (%)	6m LIBOR (%)	Fwd LIBOR (basis points) [2]
34	2.50	4.766	4.824	2.39
35	2.49	4.771	4.827	2.37
36	2.74	4.774	4.831	2.69
37	2.67	4.776	4.835	2.60
38	2.72	4.780	4.839	2.66
39	2.66	4.784	4.844	2.59
40	2.65	4.788	4.849	2.58
41	2.81	4.792	4.854	2.76
42	2.67	4.796	4.860	2.64
43	2.72	4.802	4.867	2.69
44	2.66	4.807	4.874	2.61
45	2.72	4.813	4.882	2.66
46	2.66	4.820	4.890	2.58
47	2.65	4.828	4.898	2.56
48	2.70	4.836	4.906	2.64
49	2.63	4.845	4.914	2.56
50	2.69	4.853	4.920	2.61
51	2.62	4.861	4.926	2.53
52	2.61	4.868	4.932	2.51
53	2.79	4.874	4.936	2.72
54	2.59	4.880	4.940	2.50
55	2.65	4.885	4.942	2.56
56	2.58	4.889	4.945	2.47
57	2.63	4.892	4.947	2.53
58	2.56	4.894	4.949	2.45
59	2.56	4.895	4.952	2.45
60	2.79	4.896	4.956	2.47
61	2.68	4.898	4.960	2.35
62	2.78	4.902	4.964	2.46
63	2.67	4.906	4.969	2.33
64	2.66	4.911	4.973	2.32
65	2.95	4.915	4.978	2.66
66	2.65	4.920	4.983	2.31

Period	Static LIBOR (basis points) [1]	1m LIBOR (%)	6m LIBOR (%)	Fwd LIBOR (basis points) [2]
67	2.74	4.924	4.987	2.42
68	2.64	4.929	4.992	2.29
69	2.72	4.933	4.997	2.40
70	2.62	4.938	5.002	2.28
71	2.62	4.942	5.007	2.27
72	2.70	4.947	5.012	2.39
73	2.60	4.952	5.017	2.26
74	2.69	4.957	5.022	2.37
75	2.59	4.962	5.028	2.25
76	2.59	4.967	5.033	2.24
77	2.76	4.972	5.039	2.45
78	2.57	4.978	5.044	2.23
79	2.66	4.983	5.050	2.34
80	2.56	4.988	5.056	2.22
81	2.65	4.994	5.062	2.32
82	2.55	5.000	5.068	2.20
83	2.55	5.006	5.073	2.20
84	2.64	5.012	5.079	2.31
85	2.55	5.017	5.084	2.20
86	2.63	5.023	5.090	2.30
87	2.54	5.028	5.095	2.19
88	2.53	5.033	5.100	2.18
89	2.79	5.038	5.106	2.50
90	2.53	5.044	5.111	2.18
91	2.61	5.049	5.117	2.28
92	2.52	5.054	5.122	2.17
93	2.60	5.059	5.127	2.28
94	2.52	5.065	5.133	2.17

(1) Assumes 1mLIBOR and 6mLIBOR stays at 3.980% and 4.345% respectively, and the cashflows are run to the Optional Termination at the pricing speed.
(2) Assumes forward 1mLIBOR and 6mLIBOR curves and cash flows are run to the optional termination at the pricing speed.

PART IV: COLLATERAL STATISTICS

DESCRIPTION OF THE TOTAL COLLATERAL

Collateral Summary

Statistics given below are for the Mortgage Loans in the pool as of the Cut-off Date. Balances and percentages are based on the Cut-off Date scheduled balances of such Mortgage Loans (except in the case of Debt-to-Income and FICO, which are determined at origination).

	Summary Statistics		Range (if applicable)
Number of Mortgage Loans:	7,683		
Aggregate Current Principal Balance:	$1,371,326,018.67		
Average Current Principal Balance:	$178,488.35		$58,561.50 - $999,999.00
Aggregate Original Principal Balance:	$1,372,731,679.96		
Average Original Principal Balance:	$178,671.31		$60,000.00 - $999,999.00
Fully Amortizing Mortgage Loans:	100.00%		
1st Lien:	100.00%		
Wtd. Avg. Mortgage Rates:	7.379%		5.500% - 12.700%
Wtd. Avg. Original Term to Maturity (months):	348		120 - 360
Wtd. Avg. Remaining Term to Maturity (months):	347		117 - 360
Wtd. Avg. Margin (ARM Loans Only):	5.521%		2.750% - 6.750%
Wtd. Avg. Maximum Mortgage Rate (ARM Loans Only):	13.740%		11.500% - 18.700%
Wtd. Avg. Minimum Mortgage Rate (ARM Loans Only):	7.740%		5.500% - 12.700%
Wtd. Avg. Original LTV:	77.25%		10.60% - 95.00%
Wtd. Avg. Borrower FICO:	643		500 - 819
Geographic Distribution (Top 5):	CA	18.08%	
	FL	9.15%	
	NY	7.63%	
	NJ	6.25%	
	MD	6.15%	



Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2005-R9

DESCRIPTION OF THE TOTAL COLLATERAL

Collateral Type

COLLATERAL TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
2 Yr/6 Mo Libor	3,016	$507,002,266.58	36.97%	358	41.12	8.135	587	76.17
2 Yr/6 Mo Libor (IO)	324	84,736,911.29	6.18%	359	42.47	7.097	662	82.72
3 Yr/6 Mo Libor	772	124,999,144.03	9.12%	356	40.64	7.632	614	77.23
3 Yr/6 Mo Libor (IO)	297	73,509,735.74	5.36%	359	41.65	6.571	698	80.85
5 Yr/6 Mo Libor	62	9,764,512.34	0.71%	357	37.55	6.378	719	81.10
5 Yr/6 Mo Libor (IO)	110	26,330,240.72	1.92%	358	39.63	6.490	722	79.87
Fixed	2,831	474,885,499.02	34.63%	327	38.54	6.852	686	76.64
Fixed (IO)	271	70,097,708.95	5.11%	359	39.81	6.696	695	77.40
Total:	**7,683**	**$1,371,326,018.67**	**100.00%**	**347**	**40.18**	**7.379**	**643**	**77.25**

Principal Balances at Origination

RANGE OF PRINCIPAL BALANCES AT ORIGINATION ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF ORIGINATION	% OF PRINCIPAL BALANCE AS OF ORIGINATION	REMAINING TERM TO MATURITY (months)*	DEBT-TO-INCOME (%)*	MORTGAGE RATES (%)*	FICO*	OLTV (%)*
50,000.01 - 100,000.00	1,906	$151,233,769.00	11.02%	330	37.40	8.280	621	72.04
100,000.01 - 150,000.00	2,062	255,022,543.36	18.58%	342	39.19	7.688	632	76.26
150,000.01 - 200,000.00	1,355	235,632,581.00	17.17%	345	40.10	7.386	642	76.71
200,000.01 - 250,000.00	859	191,859,131.00	13.98%	351	40.70	7.275	646	78.54
250,000.01 - 300,000.00	597	162,796,080.00	11.86%	351	40.39	7.027	648	77.64
300,000.01 - 350,000.00	343	111,365,391.00	8.11%	353	40.90	7.004	654	79.35
350,000.01 - 400,000.00	186	69,727,389.00	5.08%	355	42.30	7.001	647	80.22
400,000.01 - 450,000.00	128	54,478,145.60	3.97%	355	42.03	7.023	661	79.49
450,000.01 - 500,000.00	91	43,380,880.00	3.16%	359	42.64	6.969	660	79.91
500,000.01 - 550,000.00	54	28,495,514.00	2.08%	349	41.50	6.775	670	80.02
550,000.01 - 600,000.00	41	23,660,382.00	1.72%	357	42.86	7.128	654	82.43
600,000.01 - 650,000.00	15	9,398,199.00	0.68%	359	42.34	7.263	652	81.01
650,000.01 - 700,000.00	10	6,715,600.00	0.49%	341	39.08	6.682	686	80.70
700,000.01 - 750,000.00	15	10,986,699.00	0.80%	358	39.20	7.560	650	71.35
750,000.01 - 800,000.00	6	4,669,499.00	0.34%	329	38.45	7.404	679	76.52
800,000.01 - 850,000.00	8	6,580,878.00	0.48%	359	43.01	6.712	686	71.64
850,000.01 - 900,000.00	1	864,000.00	0.06%	359	54.00	7.050	649	80.00
950,000.01 - 1,000,000.00	6	5,864,999.00	0.43%	359	38.67	6.851	685	81.44
Total:	**7,683**	**$1,372,731,679.96**	**100.00%**	**347**	**40.18**	**7.379**	**643**	**77.25**

*Based on the original balances of the Mortgage Loans.

DESCRIPTION OF THE TOTAL COLLATERAL

Principal Balance as of the Cut-Off Date

RANGE OF PRINCIPAL BALANCES AS OF THE CUT-OFF DATE ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
50,000.01 - 100,000.00	1,911	$151,518,197.01	11.05%	330	37.41	8.277	621	72.03
100,000.01 - 150,000.00	2,059	254,515,958.79	18.56%	342	39.19	7.689	632	76.26
150,000.01 - 200,000.00	1,357	235,881,757.58	17.20%	345	40.10	7.386	643	76.70
200,000.01 - 250,000.00	857	191,368,015.30	13.95%	351	40.68	7.272	646	78.56
250,000.01 - 300,000.00	595	162,148,469.05	11.82%	352	40.42	7.032	648	77.67
300,000.01 - 350,000.00	343	111,274,073.52	8.11%	353	40.90	7.004	654	79.35
350,000.01 - 400,000.00	186	69,662,154.04	5.08%	355	42.30	7.002	647	80.22
400,000.01 - 450,000.00	128	54,438,695.84	3.97%	355	42.03	7.023	661	79.49
450,000.01 - 500,000.00	92	43,858,805.04	3.20%	359	42.72	6.972	659	79.67
500,000.01 - 550,000.00	53	27,976,224.92	2.04%	349	41.36	6.767	672	80.40
550,000.01 - 600,000.00	41	23,642,407.16	1.72%	357	42.86	7.128	654	82.43
600,000.01 - 650,000.00	15	9,390,504.65	0.68%	359	42.34	7.264	652	81.01
650,000.01 - 700,000.00	10	6,709,432.97	0.49%	341	39.08	6.682	686	80.69
700,000.01 - 750,000.00	15	10,975,146.19	0.80%	358	39.20	7.560	650	71.35
750,000.01 - 800,000.00	7	5,464,394.73	0.40%	334	40.00	7.396	672	75.69
800,000.01 - 850,000.00	7	5,776,160.52	0.42%	359	42.18	6.624	694	71.75
850,000.01 - 900,000.00	1	863,298.74	0.06%	359	54.00	7.050	649	80.00
950,000.01 - 1,000,000.00	6	5,862,322.62	0.43%	359	38.67	6.851	685	81.44
Total:	**7,683**	**$1,371,326,018.67**	**100.00%**	**347**	**40.18**	**7.379**	**643**	**77.25**

Remaining Term to Maturity

RANGE OF MONTHS REMAINING	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
61 - 120	33	$3,164,926.69	0.23%	119	37.25	7.816	636	65.85
121 - 180	518	64,007,758.23	4.67%	179	34.66	6.627	694	69.84
181 - 240	184	27,480,551.22	2.00%	239	38.57	6.969	672	75.34
241 - 300	53	9,773,169.29	0.71%	299	39.47	6.944	684	79.63
301 - 360	6,895	1,266,899,613.24	92.39%	359	40.50	7.428	640	77.68
Total:	**7,683**	**$1,371,326,018.67**	**100.00%**	**347**	**40.18**	**7.379**	**643**	**77.25**

DESCRIPTION OF THE TOTAL COLLATERAL

Mortgage Rate

RANGE OF CURRENT MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
5.500 - 5.999	637	$143,996,136.86	10.50%	323	38.39	5.856	723	72.93
6.000 - 6.499	924	196,143,736.96	14.30%	342	39.08	6.271	695	76.14
6.500 - 6.999	1,799	359,882,269.42	26.24%	349	39.65	6.741	668	79.48
7.000 - 7.499	729	135,222,574.12	9.86%	350	40.52	7.256	637	78.02
7.500 - 7.999	1,105	189,939,635.86	13.85%	353	41.09	7.759	612	77.81
8.000 - 8.499	525	85,402,208.24	6.23%	353	41.72	8.250	591	77.28
8.500 - 8.999	777	112,988,349.62	8.24%	355	41.10	8.752	579	76.86
9.000 - 9.499	307	40,517,166.70	2.95%	351	40.97	9.255	565	74.69
9.500 - 9.999	433	56,099,765.00	4.09%	353	41.74	9.741	565	76.25
10.000 - 10.499	145	17,419,583.48	1.27%	354	42.37	10.207	568	76.11
10.500 - 10.999	191	21,270,231.01	1.55%	349	42.18	10.718	560	78.36
11.000 - 11.499	44	4,859,479.45	0.35%	359	41.22	11.287	562	80.05
11.500 - 11.999	57	6,469,274.58	0.47%	355	39.19	11.713	556	79.66
12.000 - 12.499	9	1,055,422.10	0.08%	359	44.85	12.179	570	77.75
12.500 - 12.999	1	60,185.27	0.00%	359	51.00	12.700	532	70.00
Total:	**7,683**	**$1,371,326,018.67**	**100.00%**	**347**	**40.18**	**7.379**	**643**	**77.25**

DESCRIPTION OF THE TOTAL COLLATERAL

Original Loan-to-Value Ratios

RANGE OF ORIGINAL LOAN-TO-VALUE RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
0.01 - 25.00	51	$4,943,846.98	0.36%	322	36.53	7.676	660	20.20
25.01 - 30.00	52	6,109,243.40	0.45%	313	34.52	7.257	654	27.51
30.01 - 35.00	61	7,186,749.47	0.52%	336	38.13	7.352	640	32.85
35.01 - 40.00	86	11,872,347.85	0.87%	333	37.99	7.153	663	37.89
40.01 - 45.00	126	17,805,817.45	1.30%	326	36.68	7.112	642	42.71
45.01 - 50.00	163	25,035,134.26	1.83%	337	36.06	7.134	648	47.91
50.01 - 55.00	198	29,980,932.31	2.19%	332	36.29	7.216	644	52.53
55.01 - 60.00	367	58,004,202.93	4.23%	344	38.99	7.533	620	58.09
60.01 - 65.00	374	60,375,622.36	4.40%	338	38.70	7.255	640	62.83
65.01 - 70.00	477	81,273,784.22	5.93%	344	39.88	7.411	626	67.85
70.01 - 75.00	1,028	173,475,751.17	12.65%	348	40.22	7.700	611	73.40
75.01 - 80.00	1,332	249,803,527.28	18.22%	349	40.02	7.157	647	78.79
80.01 - 85.00	1,192	224,272,538.35	16.35%	349	41.12	7.590	634	83.52
85.01 - 90.00	2,074	398,972,329.85	29.09%	350	41.12	7.311	663	89.10
90.01 - 95.00	102	22,214,190.79	1.62%	352	40.23	7.096	699	93.62
Total:	**7,683**	**$1,371,326,018.67**	**100.00%**	**347**	**40.18**	**7.379**	**643**	**77.25**

DESCRIPTION OF THE TOTAL COLLATERAL

FICO Score at Origination

RANGE OF FICO SCORES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
500 - 519	321	$45,471,750.51	3.32%	355	42.83	8.929	509	67.10
520 - 539	468	68,701,651.91	5.01%	355	41.74	9.082	529	72.21
540 - 559	571	91,184,324.20	6.65%	357	41.05	8.535	551	74.13
560 - 579	614	97,890,138.30	7.14%	356	40.65	8.391	569	76.36
580 - 599	597	96,693,380.44	7.05%	354	41.01	8.073	589	76.80
600 - 619	596	100,537,871.89	7.33%	354	40.56	7.838	609	77.87
620 - 639	738	131,194,976.17	9.57%	348	40.38	7.515	629	78.48
640 - 659	793	143,257,775.10	10.45%	345	40.23	7.152	649	79.22
660 - 679	659	133,265,365.64	9.72%	348	40.81	6.883	669	80.28
680 - 699	721	150,180,969.98	10.95%	344	40.04	6.643	689	80.12
700 - 719	554	112,031,356.77	8.17%	339	38.92	6.478	709	78.76
720 - 739	370	74,623,137.47	5.44%	336	39.36	6.381	728	78.77
740 - 759	294	56,425,359.22	4.11%	331	37.67	6.271	749	76.05
760 - 779	221	41,481,692.96	3.02%	334	37.30	6.322	768	74.87
780 - 799	104	17,877,810.46	1.30%	329	37.01	6.361	789	70.30
800 >=	62	10,508,457.65	0.77%	333	35.08	6.057	805	67.21
Total:	**7,683**	**$1,371,326,018.67**	**100.00%**	**347**	**40.18**	**7.379**	**643**	**77.25**

Debt-to-Income Ratio

RANGE OF DEBT-TO-INCOME RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
<= 20.00	364	$53,652,272.88	3.91%	330	15.34	7.324	655	72.01
20.01 - 25.00	445	67,957,600.78	4.96%	337	23.11	7.181	655	71.99
25.01 - 30.00	642	102,100,676.35	7.45%	340	28.08	7.179	653	75.65
30.01 - 35.00	969	164,874,685.44	12.02%	343	33.11	7.290	648	76.11
35.01 - 40.00	1,135	197,648,702.99	14.41%	347	38.14	7.267	648	77.56
40.01 - 45.00	1,473	272,668,464.30	19.88%	348	43.06	7.358	646	78.15
45.01 - 50.00	2,274	439,193,632.61	32.03%	351	48.25	7.404	642	79.10
50.01 - 55.00	381	73,229,983.32	5.34%	356	53.31	8.318	584	75.56
Total:	**7,683**	**$1,371,326,018.67**	**100.00%**	**347**	**40.18**	**7.379**	**643**	**77.25**

DESCRIPTION OF THE TOTAL COLLATERAL

Geographic Distribution

STATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
California	869	$247,936,042.60	18.08%	353	40.56	6.786	657	73.58
Florida	789	125,439,974.70	9.15%	350	41.05	7.472	625	75.81
New York	408	104,669,352.47	7.63%	350	41.36	7.226	655	73.76
New Jersey	389	85,761,140.84	6.25%	347	40.56	7.683	642	75.12
Maryland	430	84,269,678.18	6.15%	349	40.45	7.401	638	76.22
Massachusetts	323	79,788,787.52	5.82%	353	40.47	6.817	656	79.63
Ohio	474	56,746,808.96	4.14%	341	38.51	7.330	652	82.44
Texas	436	48,997,086.90	3.57%	336	39.18	8.143	614	76.39
Arizona	265	47,786,865.48	3.48%	354	40.22	7.378	627	78.48
Pennsylvania	332	45,744,879.22	3.34%	335	39.03	7.455	642	79.53
Illinois	230	39,559,303.53	2.88%	345	40.61	8.222	643	79.74
Minnesota	185	35,376,327.80	2.58%	346	38.77	7.206	667	81.83
Michigan	211	26,987,850.44	1.97%	347	40.10	7.695	634	81.17
Connecticut	140	26,722,432.49	1.95%	350	40.32	7.518	632	76.78
Washington	132	25,966,741.88	1.89%	352	40.83	7.280	641	80.40
Georgia	170	23,638,632.24	1.72%	349	41.26	8.392	630	80.96
Wisconsin	152	21,602,801.40	1.58%	345	41.69	7.860	638	80.79
Louisiana	169	19,618,999.02	1.43%	329	38.11	7.696	632	77.20
Colorado	90	18,299,021.40	1.33%	346	41.68	7.082	662	82.80
Indiana	144	17,806,355.37	1.30%	340	37.95	7.632	661	83.06
South Carolina	106	14,635,070.65	1.07%	346	39.97	8.439	621	79.89
Alabama	124	14,478,845.59	1.06%	326	38.90	7.955	634	81.45
Rhode Island	69	13,761,338.63	1.00%	354	39.67	7.074	641	75.21
North Carolina	102	13,406,685.40	0.98%	351	39.56	8.237	622	82.45
Hawaii	42	13,071,744.93	0.95%	339	38.26	7.009	668	70.91
Mississippi	107	12,494,780.99	0.91%	329	38.36	7.943	622	80.98
Nevada	64	11,791,914.12	0.86%	351	38.11	7.369	635	75.58
Missouri	100	11,579,961.82	0.84%	336	39.71	7.535	641	79.15
Tennessee	101	11,405,180.95	0.83%	329	39.33	7.970	617	81.81
Oregon	66	10,453,842.37	0.76%	339	41.35	7.260	665	79.60
Maine	68	8,908,708.51	0.65%	345	37.63	7.400	646	75.80
New Hampshire	51	8,102,716.03	0.59%	336	38.53	7.283	646	71.94
Utah	42	6,186,840.58	0.45%	338	37.24	7.398	650	83.10
Delaware	41	5,823,658.81	0.42%	322	38.96	7.223	641	79.13
Oklahoma	56	5,589,760.29	0.41%	336	39.35	7.804	627	81.83
Kentucky	36	4,706,304.15	0.34%	341	38.54	7.504	649	82.13
Arkansas	39	4,610,725.27	0.34%	344	37.76	8.037	638	84.01
Kansas	36	4,419,088.01	0.32%	328	39.02	7.860	659	84.33
Iowa	34	3,555,501.49	0.26%	342	40.95	7.965	640	82.08
New Mexico	16	2,700,073.89	0.20%	348	38.40	7.392	622	81.89
Alaska	9	1,903,339.56	0.14%	359	43.52	7.714	647	84.09
District of Columbia	7	1,521,065.25	0.11%	359	40.80	7.564	545	64.64
Wyoming	9	1,084,790.90	0.08%	340	35.47	9.102	628	84.00
Idaho	6	797,445.29	0.06%	341	37.90	7.349	653	82.16
Montana	4	602,781.33	0.04%	359	38.07	7.723	609	74.35
North Dakota	4	438,928.49	0.03%	359	39.22	8.543	663	87.44
Vermont	4	384,631.34	0.03%	359	44.52	7.866	673	69.02
South Dakota	2	191,211.59	0.01%	298	28.75	9.614	574	84.43
Total:	**7,683**	**$1,371,326,018.67**	**100.00%**	**347**	**40.18**	**7.379**	**643**	**77.25**

DESCRIPTION OF THE TOTAL COLLATERAL

Occupancy Status

OCCUPANCY STATUS*	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Owner Occupied	7,404	$1,334,257,350.92	97.30%	347	40.24	7.371	643	77.25
Non-Owner Occupied	218	27,158,005.82	1.98%	348	38.26	7.770	659	77.38
Second Home	61	9,910,661.93	0.72%	351	36.64	7.325	657	77.34
Total:	**7,683**	**$1,371,326,018.67**	**100.00%**	**347**	**40.18**	**7.379**	**643**	**77.25**

*Based on mortgagor representation at origination.

Documentation Type

INCOME DOCUMENTATION	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Full Documentation	5,946	$1,049,076,005.79	76.50%	345	39.97	7.274	647	77.87
Limited Documentation	984	171,021,855.34	12.47%	352	40.34	7.724	623	76.75
Stated Documentation	753	151,228,157.54	11.03%	354	41.42	7.716	644	73.53
Total:	**7,683**	**$1,371,326,018.67**	**100.00%**	**347**	**40.18**	**7.379**	**643**	**77.25**

Loan Purpose

PURPOSE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Refinance-Debt Consolidation Cash Out**	7,067	$1,267,639,919.64	92.44%	347	40.15	7.415	640	77.06
Refinance-Debt Consolidation No Cash Out***	403	63,852,986.69	4.66%	338	39.74	6.887	682	78.68
Purchase	213	39,833,112.34	2.90%	358	41.71	7.015	679	81.12
Total:	**7,683**	**$1,371,326,018.67**	**100.00%**	**347**	**40.18**	**7.379**	**643**	**77.25**

** Cash proceeds to the borrower inclusive of debt consolidation payments exceed 2% or $2,000 of the original principal balance of the related loan. Also includes all home equity loans originated in Texas with any cash proceeds.
*** Cash proceeds to the borrower inclusive of debt consolidation payments do not exceed 2% or $2,000 of the original principal balance of the related loan. Excludes home equity loans originated in Texas with any cash proceeds.



DESCRIPTION OF THE TOTAL COLLATERAL

Credit Grade

RISK CATEGORY	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
8A	1,303	$254,320,514.65	18.55%	335	38.15	6.313	744	76.35
7A	983	202,389,578.34	14.76%	342	39.87	6.618	693	80.03
6A	619	126,058,251.32	9.19%	348	40.79	6.826	669	80.54
5A	699	128,394,633.20	9.36%	345	40.37	7.053	649	79.66
4A	621	111,677,718.29	8.14%	347	40.07	7.372	631	79.44
3A	452	79,481,232.63	5.80%	352	40.76	7.676	616	78.86
2A	658	108,227,965.40	7.89%	353	41.25	7.846	600	77.59
A	895	148,202,326.26	10.81%	356	39.97	8.205	574	76.58
B	759	112,638,232.61	8.21%	356	42.05	9.027	551	74.66
C	567	83,174,157.33	6.07%	354	41.90	8.909	541	68.54
D	127	16,761,408.64	1.22%	357	40.26	9.067	522	56.87
Total:	**7,683**	**$1,371,326,018.67**	**100.00%**	**347**	**40.18**	**7.379**	**643**	**77.25**

Property Type

PROPERTY TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Single Family Detached	6,131	$1,067,174,585.91	77.82%	345	39.87	7.353	644	77.20
PUD Detached	600	121,517,841.69	8.86%	355	41.60	7.619	622	79.22
Two-Four Family	297	78,003,953.44	5.69%	352	42.64	7.308	659	74.72
Condominium	320	60,706,040.90	4.43%	353	39.54	7.146	659	78.62
Manufactured Housing	172	20,251,163.54	1.48%	343	39.35	7.878	642	70.86
Single Family Attached	133	17,947,504.07	1.31%	352	40.16	7.679	626	80.30
PUD Attached	30	5,724,929.12	0.42%	341	42.84	7.811	618	77.97
Total:	**7,683**	**$1,371,326,018.67**	**100.00%**	**347**	**40.18**	**7.379**	**643**	**77.25**

DESCRIPTION OF THE TOTAL COLLATERAL

Prepayment Charge Term at Origination

PREPAYMENT CHARGE TERM AT ORIGINATION (months)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
0	2,844	$520,242,767.05	37.94%	350	40.64	7.742	636	77.13
12	286	69,218,456.60	5.05%	345	39.96	6.734	679	73.63
24	5	1,590,286.43	0.12%	359	47.34	7.720	594	78.95
30	32	6,858,494.42	0.50%	348	42.28	7.415	632	85.19
36	4,516	773,416,014.17	56.40%	345	39.85	7.192	645	77.59
Total:	**7,683**	**$1,371,326,018.67**	**100.00%**	**347**	**40.18**	**7.379**	**643**	**77.25**

Conforming Balance

CONFORMING BALANCE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Conforming	7,207	$1,140,826,532.45	83.19%	346	39.81	7.455	640	76.78
Non-Conforming	476	230,499,486.22	16.81%	355	41.98	7.005	659	79.59
Total:	**7,683**	**$1,371,326,018.67**	**100.00%**	**347**	**40.18**	**7.379**	**643**	**77.25**

DESCRIPTION OF THE TOTAL COLLATERAL

Maximum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MAXIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
11.500 - 11.999	207	$49,184,325.45	5.95%	357	39.98	5.835	707	77.37
12.000 - 12.499	307	76,290,058.90	9.23%	358	41.20	6.286	675	79.88
12.500 - 12.999	833	178,912,008.53	21.65%	358	40.49	6.758	646	78.65
13.000 - 13.499	464	89,087,079.12	10.78%	358	40.97	7.265	623	76.91
13.500 - 13.999	759	137,651,146.79	16.66%	357	41.18	7.772	596	76.76
14.000 - 14.499	399	69,250,936.91	8.38%	357	42.00	8.256	581	77.26
14.500 - 14.999	645	98,206,972.32	11.88%	358	41.47	8.756	574	76.91
15.000 - 15.499	253	35,438,208.63	4.29%	357	41.68	9.254	560	75.51
15.500 - 15.999	363	49,805,959.23	6.03%	357	42.05	9.738	561	76.51
16.000 - 16.499	108	13,746,968.89	1.66%	358	42.07	10.207	564	76.49
16.500 - 16.999	148	17,530,966.58	2.12%	355	42.21	10.726	559	79.27
17.000 - 17.499	38	4,379,541.91	0.53%	359	41.50	11.285	561	79.87
17.500 - 17.999	47	5,743,030.07	0.69%	356	39.06	11.715	556	80.49
18.000 - 18.499	9	1,055,422.10	0.13%	359	44.85	12.179	570	77.75
18.500 - 18.999	1	60,185.27	0.01%	359	51.00	12.700	532	70.00
Total:	**4,581**	**$826,342,810.70**	**100.00%**	**358**	**41.15**	**7.740**	**614**	**77.59**



DESCRIPTION OF THE TOTAL COLLATERAL

Minimum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MINIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
5.500 - 5.999	207	$49,184,325.45	5.95%	357	39.98	5.835	707	77.37
6.000 - 6.499	307	76,290,058.90	9.23%	358	41.20	6.286	675	79.88
6.500 - 6.999	833	178,912,008.53	21.65%	358	40.49	6.758	646	78.65
7.000 - 7.499	464	89,087,079.12	10.78%	358	40.97	7.265	623	76.91
7.500 - 7.999	759	137,651,146.79	16.66%	357	41.18	7.772	596	76.76
8.000 - 8.499	399	69,250,936.91	8.38%	357	42.00	8.256	581	77.26
8.500 - 8.999	645	98,206,972.32	11.88%	358	41.47	8.756	574	76.91
9.000 - 9.499	253	35,438,208.63	4.29%	357	41.68	9.254	560	75.51
9.500 - 9.999	363	49,805,959.23	6.03%	357	42.05	9.738	561	76.51
10.000 - 10.499	108	13,746,968.89	1.66%	358	42.07	10.207	564	76.49
10.500 - 10.999	148	17,530,966.58	2.12%	355	42.21	10.726	559	79.27
11.000 - 11.499	38	4,379,541.91	0.53%	359	41.50	11.285	561	79.87
11.500 - 11.999	47	5,743,030.07	0.69%	356	39.06	11.715	556	80.49
12.000 - 12.499	9	1,055,422.10	0.13%	359	44.85	12.179	570	77.75
12.500 - 12.999	1	60,185.27	0.01%	359	51.00	12.700	532	70.00
Total:	**4,581**	**$826,342,810.70**	**100.00%**	**358**	**41.15**	**7.740**	**614**	**77.59**

DESCRIPTION OF THE TOTAL COLLATERAL

Margins of the Adjustable-Rate Loans

RANGE OF MORTGAGE MARGINS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
2.750 - 2.999	438	$92,807,636.73	11.23%	358	40.22	6.469	716	80.97
3.000 - 3.249	68	18,163,424.14	2.20%	359	42.30	6.374	631	82.53
3.250 - 3.499	2	186,466.56	0.02%	266	39.16	9.289	607	84.04
3.500 - 3.749	2	392,363.91	0.05%	356	44.66	6.700	575	85.41
3.750 - 3.999	8	1,568,816.18	0.19%	359	39.27	7.421	617	81.64
4.000 - 4.249	23	4,237,463.36	0.51%	359	40.52	8.029	617	78.79
4.250 - 4.499	99	17,121,475.31	2.07%	357	43.27	9.065	599	80.97
4.500 - 4.749	14	4,072,064.18	0.49%	359	43.65	6.735	722	76.17
4.750 - 4.999	88	22,702,477.21	2.75%	358	40.76	6.512	727	80.45
5.000 - 5.249	137	34,409,943.63	4.16%	358	42.26	6.810	685	82.36
5.250 - 5.499	250	54,404,255.41	6.58%	358	42.10	6.967	665	82.67
5.500 - 5.749	309	57,226,538.08	6.93%	358	40.99	7.141	644	79.78
5.750 - 5.999	402	73,025,638.78	8.84%	358	40.41	7.388	624	79.56
6.000 - 6.249	803	144,411,413.04	17.48%	357	41.07	7.788	600	78.13
6.250 - 6.499	729	122,838,859.02	14.87%	358	40.25	8.227	571	76.82
6.500 - 6.749	661	99,452,944.05	12.04%	358	41.94	8.988	548	74.07
6.750 - 6.999	548	79,321,031.11	9.60%	357	41.73	8.933	536	66.55
Total:	**4,581**	**$826,342,810.70**	**100.00%**	**358**	**41.15**	**7.740**	**614**	**77.59**

DESCRIPTION OF THE TOTAL COLLATERAL

Next Rate Adjustment Date of the Adjustable-Rate Loans

NEXT RATE ADJUSTMENT DATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
April 2007	2	$364,342.50	0.04%	354	42.74	8.570	566	74.58
May 2007	1	237,451.52	0.03%	355	49.00	6.700	571	90.00
June 2007	9	979,784.37	0.12%	356	43.00	9.810	548	83.26
July 2007	142	22,011,461.82	2.66%	353	44.11	8.581	574	78.61
August 2007	23	4,178,969.18	0.51%	358	40.82	7.584	608	74.34
September 2007	3,157	562,420,329.48	68.06%	358	41.20	7.964	598	77.04
October 2007	6	1,546,839.00	0.19%	360	41.69	7.678	650	81.10
April 2008	1	119,257.12	0.01%	354	42.00	8.500	589	90.00
May 2008	7	1,469,346.75	0.18%	355	38.94	6.429	682	86.49
June 2008	21	4,972,931.28	0.60%	356	37.24	6.120	690	81.25
July 2008	35	5,881,428.38	0.71%	357	38.67	7.132	649	79.01
August 2008	25	5,202,821.49	0.63%	358	42.92	6.389	697	78.37
September 2008	978	180,586,371.75	21.85%	357	41.15	7.304	642	78.43
October 2008	2	276,723.00	0.03%	360	47.41	6.864	628	65.10
April 2010	13	3,964,751.91	0.48%	354	42.47	5.934	731	80.64
May 2010	17	3,325,501.95	0.40%	355	35.85	6.299	706	85.26
June 2010	11	2,838,920.25	0.34%	356	42.89	6.093	695	75.28
July 2010	6	1,058,834.20	0.13%	357	37.28	6.302	709	88.17
August 2010	6	884,685.27	0.11%	358	41.29	6.300	740	78.89
September 2010	119	24,022,059.48	2.91%	359	38.50	6.625	724	79.71
Total:	**4,581**	**$826,342,810.70**	**100.00%**	**358**	**41.15**	**7.740**	**614**	**77.59**

Initial Periodic Rate Cap of the Adjustable-Rate Loans

INITIAL PERIODIC RATE CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
2.000	4,409	$790,248,057.64	95.63%	358	41.24	7.798	609	77.47
6.000	172	36,094,753.06	4.37%	358	39.07	6.460	721	80.20
Total:	**4,581**	**$826,342,810.70**	**100.00%**	**358**	**41.15**	**7.740**	**614**	**77.59**



Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2005-R9

Subsequent Periodic Rate Cap of the Adjustable-Rate Loans

SUBSEQUENT PERIODIC RATE CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
1.000	4,581	$826,342,810.70	100.00%	358	41.15	7.740	614	77.59
Total:	**4,581**	**$826,342,810.70**	**100.00%**	**358**	**41.15**	**7.740**	**614**	**77.59**

Insured AVM

INSURED AVM	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Non Insured AVM	5,571	$1,016,916,190.98	74.16%	349	40.69	7.506	636	79.04
Insured AVM	2,112	354,409,827.69	25.84%	341	38.69	7.015	664	72.14
Total:	**7,683**	**$1,371,326,018.67**	**100.00%**	**347**	**40.18**	**7.379**	**643**	**77.25**



DESCRIPTION OF THE GROUP I COLLATERAL

Collateral Summary

Statistics given below are for the Mortgage Loans in the pool as of the Cut-off Date. Balances and percentages are based on the Cut-Off Date scheduled balances of such Mortgage Loans (except in the case of Debt-to-Income and FICO, which are determined at origination).

	Summary Statistics		Range (if applicable)
Number of Mortgage Loans:	5,464		
Aggregate Current Principal Balance:	$869,042,448.54		
Average Current Principal Balance:	$159,048.76		$59,363.39 - $567,000.00
Aggregate Original Principal Balance:	$869,853,255.36		
Average Original Principal Balance:	$159,197.16		$60,000.00 - $567,000.00
Fully Amortizing Mortgage Loans:	100.00%		
1st Lien:	100.00%		
Wtd. Avg. Mortgage Rates:	7.625%		5.500% - 12.700%
Wtd. Avg. Original Term to Maturity (months):	351		120 - 360
Wtd. Avg. Remaining Term to Maturity (months):	350		117 - 360
Wtd. Avg. Margin (ARM Loans Only):	5.584%		2.750% - 6.750%
Wtd. Avg. Maximum Mortgage Rate (ARM Loans Only):	13.826%		11.500% - 18.700%
Wtd. Avg. Minimum Mortgage Rate (ARM Loans Only):	7.826%		5.500% - 12.700%
Wtd. Avg. Original LTV:	76.80%		12.26% - 95.00%
Wtd. Avg. Borrower FICO:	626		500 - 817
Geographic Distribution (Top 5):	CA	12.90%	
	FL	10.21%	
	MD	6.55%	
	NJ	6.52%	
	NY	6.19%	

AMERIQUEST MORTGAGE COMPANY

DESCRIPTION OF THE GROUP I COLLATERAL

Collateral Type

COLLATERAL TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
2 Yr/6 Mo Libor	2,836	$430,116,280.03	49.49%	358	40.90	8.194	585	75.93
2 Yr/6 Mo Libor (IO)	266	59,475,168.45	6.84%	359	41.58	7.151	660	82.45
3 Yr/6 Mo Libor	735	109,682,391.30	12.62%	356	40.06	7.674	612	76.64
3 Yr/6 Mo Libor (IO)	246	52,529,237.32	6.04%	359	41.00	6.554	696	80.86
5 Yr/6 Mo Libor	55	7,966,515.84	0.92%	357	37.25	6.401	724	79.84
5 Yr/6 Mo Libor (IO)	90	17,707,870.68	2.04%	358	39.42	6.509	725	78.37
Fixed	1,133	169,113,150.00	19.46%	320	38.36	6.938	683	75.45
Fixed (IO)	103	22,451,834.92	2.58%	359	39.66	6.751	692	77.84
Total:	**5,464**	**$869,042,448.54**	**100.00%**	**350**	**40.26**	**7.625**	**626**	**76.80**

Principal Balances at Origination

RANGE OF PRINCIPAL BALANCES AT ORIGINATION ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF ORIGINATION	% OF PRINCIPAL BALANCE AS OF ORIGINATION	REMAINING TERM TO MATURITY (months)*	DEBT-TO-INCOME (%)*	MORTGAGE RATES (%)*	FICO*	OLTV (%)*
50,000.01 - 100,000.00	1,420	$113,122,968.00	13.00%	340	37.82	8.487	606	72.37
100,000.01 - 150,000.00	1,589	196,970,485.36	22.64%	348	39.77	7.884	617	76.28
150,000.01 - 200,000.00	1,008	175,353,189.00	20.16%	351	40.51	7.576	626	76.58
200,000.01 - 250,000.00	657	146,687,771.00	16.86%	354	41.37	7.436	631	78.40
250,000.01 - 300,000.00	459	125,099,954.00	14.38%	354	40.58	7.153	637	77.69
300,000.01 - 350,000.00	264	85,609,318.00	9.84%	354	41.24	7.151	642	79.25
350,000.01 - 400,000.00	37	13,410,431.00	1.54%	359	40.53	7.196	637	79.33
400,000.01 - 450,000.00	17	7,200,950.00	0.83%	351	43.58	7.462	657	78.14
450,000.01 - 500,000.00	8	3,722,150.00	0.43%	359	44.88	7.052	664	81.33
500,000.01 - 550,000.00	4	2,109,039.00	0.24%	359	39.37	6.310	686	87.72
550,000.01 - 600,000.00	1	567,000.00	0.07%	359	40.00	6.500	653	84.63
Total:	**5,464**	**$869,853,255.36**	**100.00%**	**350**	**40.26**	**7.625**	**626**	**76.80**

*Based on the original balances of the Mortgage Loans.



DESCRIPTION OF THE GROUP I COLLATERAL

Principal Balances as of the Cut-Off Date

RANGE OF PRINCIPAL BALANCES AS OF THE CUT-OFF DATE ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
50,000.01 - 100,000.00	1,423	$113,287,443.71	13.04%	340	37.82	8.486	606	72.37
100,000.01 - 150,000.00	1,588	196,768,165.09	22.64%	348	39.77	7.884	617	76.26
150,000.01 - 200,000.00	1,008	175,288,611.31	20.17%	351	40.50	7.578	626	76.57
200,000.01 - 250,000.00	656	146,410,341.16	16.85%	354	41.35	7.433	631	78.40
250,000.01 - 300,000.00	458	124,748,768.32	14.35%	354	40.61	7.156	637	77.75
300,000.01 - 350,000.00	264	85,544,061.05	9.84%	354	41.24	7.152	642	79.25
350,000.01 - 400,000.00	37	13,402,470.66	1.54%	359	40.53	7.196	637	79.33
400,000.01 - 450,000.00	17	7,196,228.66	0.83%	351	43.58	7.462	657	78.14
450,000.01 - 500,000.00	8	3,721,793.20	0.43%	359	44.88	7.052	664	81.34
500,000.01 - 550,000.00	4	2,107,565.38	0.24%	359	39.36	6.310	686	87.72
550,000.01 - 600,000.00	1	567,000.00	0.07%	359	40.00	6.500	653	84.63
Total:	**5,464**	**$869,042,448.54**	**100.00%**	**350**	**40.26**	**7.625**	**626**	**76.80**

Remaining Term to Maturity

RANGE OF MONTHS REMAINING	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
61 - 120	13	$1,154,383.66	0.13%	119	37.86	7.985	646	65.85
121 - 180	250	30,012,370.80	3.45%	179	35.26	6.717	687	68.69
181 - 240	96	13,782,805.30	1.59%	239	38.77	7.042	663	75.73
241 - 300	20	2,901,305.86	0.33%	299	38.19	6.971	677	80.95
301 - 360	5,085	821,191,582.92	94.49%	359	40.48	7.670	623	77.12
Total:	**5,464**	**$869,042,448.54**	**100.00%**	**350**	**40.26**	**7.625**	**626**	**76.80**



DESCRIPTION OF THE GROUP I COLLATERAL

Mortgage Rate

RANGE OF CURRENT MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
5.500 - 5.999	341	$65,014,721.35	7.48%	321	38.04	5.857	717	71.52
6.000 - 6.499	496	97,855,740.79	11.26%	345	39.08	6.277	688	76.52
6.500 - 6.999	1,110	202,188,034.67	23.27%	352	39.79	6.755	658	78.89
7.000 - 7.499	528	88,668,012.45	10.20%	353	40.06	7.262	629	77.35
7.500 - 7.999	849	135,099,781.28	15.55%	354	40.89	7.765	604	76.73
8.000 - 8.499	428	61,304,373.29	7.05%	353	40.69	8.252	582	75.66
8.500 - 8.999	677	96,225,390.41	11.07%	357	41.26	8.757	573	76.55
9.000 - 9.499	262	31,952,182.03	3.68%	353	42.13	9.257	560	74.55
9.500 - 9.999	388	47,211,859.33	5.43%	354	41.21	9.746	563	76.69
10.000 - 10.499	126	15,036,950.79	1.73%	356	42.02	10.207	566	76.90
10.500 - 10.999	159	17,786,361.91	2.05%	353	42.32	10.731	561	79.39
11.000 - 11.499	39	4,175,563.72	0.48%	359	40.81	11.304	559	80.98
11.500 - 11.999	51	5,407,869.15	0.62%	354	38.30	11.738	553	79.74
12.000 - 12.499	9	1,055,422.10	0.12%	359	44.85	12.179	570	77.75
12.500 - 12.999	1	60,185.27	0.01%	359	51.00	12.700	532	70.00
Total:	**5,464**	**$869,042,448.54**	**100.00%**	**350**	**40.26**	**7.625**	**626**	**76.80**

AMERIQUEST MORTGAGE COMPANY

DESCRIPTION OF THE GROUP I COLLATERAL

Original Loan-to-Value Ratios

RANGE OF ORIGINAL LOAN-TO-VALUE RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
0.01 - 25.00	38	$3,513,261.39	0.40%	324	37.98	7.969	639	20.10
25.01 - 30.00	37	4,036,498.43	0.46%	310	31.85	7.483	642	27.69
30.01 - 35.00	41	4,986,856.19	0.57%	339	38.07	7.337	638	32.94
35.01 - 40.00	57	7,770,633.45	0.89%	345	38.00	7.334	642	37.97
40.01 - 45.00	92	12,530,878.61	1.44%	333	36.95	7.303	625	42.88
45.01 - 50.00	107	15,762,854.72	1.81%	340	36.25	7.205	640	47.88
50.01 - 55.00	143	19,538,930.80	2.25%	346	37.81	7.578	619	52.71
55.01 - 60.00	270	39,111,503.03	4.50%	350	38.90	7.911	587	58.23
60.01 - 65.00	271	40,509,492.50	4.66%	346	38.65	7.464	618	62.96
65.01 - 70.00	354	57,800,051.74	6.65%	346	39.93	7.576	609	67.93
70.01 - 75.00	808	120,332,543.00	13.85%	351	40.90	7.978	593	73.61
75.01 - 80.00	911	145,630,928.94	16.76%	351	40.10	7.349	632	78.74
80.01 - 85.00	875	143,253,801.44	16.48%	351	41.04	7.951	615	83.67
85.01 - 90.00	1,394	240,767,329.83	27.70%	353	41.07	7.505	653	89.10
90.01 - 95.00	66	13,496,884.47	1.55%	354	40.26	7.111	694	93.65
Total:	**5,464**	**$869,042,448.54**	**100.00%**	**350**	**40.26**	**7.625**	**626**	**76.80**

DESCRIPTION OF THE GROUP I COLLATERAL

FICO Score at Origination

RANGE OF FICO SCORES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
500 - 519	299	$40,652,865.92	4.68%	356	42.59	8.936	509	66.75
520 - 539	438	60,938,578.46	7.01%	356	41.86	9.080	529	72.21
540 - 559	521	77,501,920.69	8.92%	357	40.48	8.585	551	74.10
560 - 579	554	79,157,075.07	9.11%	357	41.01	8.416	569	75.93
580 - 599	506	76,253,633.83	8.77%	355	40.36	8.080	589	76.85
600 - 619	477	72,641,073.85	8.36%	356	40.54	7.847	609	77.79
620 - 639	539	88,232,652.66	10.15%	351	40.50	7.566	629	78.65
640 - 659	531	90,482,414.87	10.41%	348	39.74	7.215	649	79.33
660 - 679	409	75,689,791.06	8.71%	350	40.52	6.913	669	79.97
680 - 699	379	68,130,628.27	7.84%	346	40.51	6.682	689	80.16
700 - 719	295	50,747,793.66	5.84%	340	38.53	6.539	709	79.66
720 - 739	182	33,082,891.50	3.81%	336	39.72	6.381	728	79.10
740 - 759	152	26,989,868.53	3.11%	332	37.15	6.333	750	75.14
760 - 779	105	16,920,066.08	1.95%	332	35.84	6.282	768	75.47
780 - 799	48	7,610,396.06	0.88%	329	37.71	6.399	788	66.70
800 >=	29	4,010,798.03	0.46%	332	34.07	6.204	805	65.32
Total:	**5,464**	**$869,042,448.54**	**100.00%**	**350**	**40.26**	**7.625**	**626**	**76.80**

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2005-R9

DESCRIPTION OF THE GROUP I COLLATERAL

Debt-to-Income Ratio

RANGE OF DEBT-TO-INCOME RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
<= 20.00	246	$30,731,677.36	3.54%	338	15.42	7.625	638	70.80
20.01 - 25.00	312	44,129,094.16	5.08%	344	23.13	7.448	638	71.69
25.01 - 30.00	422	60,843,520.68	7.00%	347	28.21	7.460	630	75.60
30.01 - 35.00	682	108,214,907.78	12.45%	346	33.04	7.536	632	75.69
35.01 - 40.00	800	126,806,837.53	14.59%	352	38.18	7.495	630	77.16
40.01 - 45.00	1,047	176,351,700.52	20.29%	351	43.04	7.572	629	77.65
45.01 - 50.00	1,643	274,370,903.29	31.57%	353	48.23	7.612	627	78.99
50.01 - 55.00	312	47,593,807.22	5.48%	356	53.23	8.832	559	72.75
Total:	**5,464**	**$869,042,448.54**	**100.00%**	**350**	**40.26**	**7.625**	**626**	**76.80**

DESCRIPTION OF THE GROUP I COLLATERAL

Geographic Distribution

STATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
California	510	$112,127,585.28	12.90%	353	39.75	6.910	638	69.59
Florida	586	88,700,818.10	10.21%	353	41.55	7.618	611	76.14
Maryland	326	56,897,618.37	6.55%	354	40.31	7.528	621	76.32
New Jersey	289	56,655,566.45	6.52%	353	40.76	7.888	630	74.77
New York	237	53,787,157.91	6.19%	350	41.46	7.520	637	71.37
Massachusetts	219	49,368,203.85	5.68%	355	41.48	7.042	640	78.55
Texas	352	40,241,762.64	4.63%	344	39.39	8.214	607	76.14
Ohio	327	38,688,503.50	4.45%	345	39.03	7.522	634	82.61
Arizona	213	36,720,223.27	4.23%	356	40.96	7.517	613	78.31
Pennsylvania	261	34,465,137.08	3.97%	339	40.09	7.572	628	78.78
Illinois	177	28,170,657.25	3.24%	349	40.81	8.480	631	79.70
Minnesota	127	22,110,711.25	2.54%	350	39.19	7.450	650	81.31
Michigan	160	19,561,596.12	2.25%	351	41.64	7.940	619	81.35
Washington	101	18,364,697.66	2.11%	355	40.92	7.466	625	80.27
Connecticut	103	17,954,360.84	2.07%	354	39.02	7.772	614	76.60
Georgia	126	16,829,613.71	1.94%	355	40.77	8.764	617	80.86
Wisconsin	101	13,705,522.65	1.58%	353	41.20	8.230	616	81.28
Louisiana	113	13,342,751.55	1.54%	342	37.35	7.856	619	77.09
Indiana	99	11,777,489.70	1.36%	343	38.06	7.944	640	83.04
South Carolina	85	11,376,016.45	1.31%	348	39.79	8.688	605	80.70
Rhode Island	56	10,944,245.12	1.26%	354	39.78	7.096	634	75.28
Colorado	63	10,854,363.24	1.25%	351	40.80	7.273	652	82.58
North Carolina	83	10,073,125.35	1.16%	353	38.27	8.513	613	82.40
Mississippi	76	9,097,549.18	1.05%	336	38.27	8.194	601	81.03
Nevada	49	8,922,642.39	1.03%	357	38.09	7.561	615	76.22
Alabama	82	8,604,756.76	0.99%	345	39.57	8.409	618	81.66
Missouri	75	8,082,881.21	0.93%	343	38.74	7.595	634	79.44
Tennessee	68	7,293,725.66	0.84%	339	41.21	8.084	605	81.49
Oregon	46	7,258,836.96	0.84%	352	41.39	7.445	647	78.93
Maine	45	5,618,598.04	0.65%	340	36.43	7.760	628	74.95
New Hampshire	36	5,155,971.75	0.59%	336	42.96	7.743	617	71.44
Hawaii	22	4,924,388.32	0.57%	346	39.32	6.972	651	72.26
Utah	28	4,267,610.14	0.49%	335	36.85	7.588	637	81.54
Delaware	31	4,238,095.05	0.49%	328	38.65	7.337	629	78.48
Oklahoma	41	4,129,995.31	0.48%	340	40.15	8.019	614	81.83
Arkansas	31	3,613,341.62	0.42%	346	38.16	8.246	622	83.11
Kansas	26	3,083,057.52	0.35%	343	39.29	8.162	631	84.07
Iowa	26	2,830,681.73	0.33%	349	41.07	8.236	624	82.29
Kentucky	22	2,526,031.72	0.29%	336	38.31	7.618	625	79.64
Alaska	7	1,610,845.15	0.19%	359	43.76	7.726	649	84.89
District of Columbia	6	1,106,327.19	0.13%	359	38.10	7.288	556	62.05
Wyoming	9	1,084,790.90	0.12%	340	35.47	9.102	628	84.00
New Mexico	7	762,680.87	0.09%	359	41.05	8.677	590	79.00
Idaho	5	721,189.28	0.08%	358	39.90	7.399	648	81.33
Montana	3	474,861.33	0.05%	359	35.93	8.220	557	72.83
Vermont	4	384,631.34	0.04%	359	44.52	7.866	673	69.02
North Dakota	3	340,020.19	0.04%	359	39.86	9.174	619	86.69
South Dakota	2	191,211.59	0.02%	298	28.75	9.614	574	84.43
Total:	**5,464**	**$869,042,448.54**	**100.00%**	**350**	**40.26**	**7.625**	**626**	**76.80**

DESCRIPTION OF THE GROUP I COLLATERAL

Occupancy Status

OCCUPANCY STATUS*	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Owner Occupied	5,249	$841,338,595.93	96.81%	350	40.33	7.618	625	76.78
Non-Owner Occupied	166	20,804,331.73	2.39%	349	38.13	7.955	649	77.41
Second Home	49	6,899,520.88	0.79%	351	37.98	7.494	645	77.11
Total:	**5,464**	**$869,042,448.54**	**100.00%**	**350**	**40.26**	**7.625**	**626**	**76.80**

*Based on mortgagor representation at origination.

Documentation Type

INCOME DOCUMENTATION	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Full Documentation	4,121	$647,220,337.94	74.48%	349	40.06	7.535	628	77.60
Limited Documentation	763	119,348,562.39	13.73%	352	40.82	7.890	611	76.63
Stated Documentation	580	102,473,548.21	11.79%	355	40.87	7.891	633	71.94
Total:	**5,464**	**$869,042,448.54**	**100.00%**	**350**	**40.26**	**7.625**	**626**	**76.80**

Loan Purpose

PURPOSE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Refinance-Debt Consolidation Cash Out**	5,133	$820,216,382.18	94.38%	350	40.22	7.651	624	76.58
Refinance-Debt Consolidation No Cash Out***	243	36,600,308.93	4.21%	343	39.73	7.129	668	79.88
Purchase	88	12,225,757.43	1.41%	359	44.52	7.424	662	82.73
Total:	**5,464**	**$869,042,448.54**	**100.00%**	**350**	**40.26**	**7.625**	**626**	**76.80**

** Cash proceeds to the borrower inclusive of debt consolidation payments exceed 2% or $2,000 of the original principal balance of the related loan. Also includes all home equity loans originated in Texas with any cash proceeds.
*** Cash proceeds to the borrower inclusive of debt consolidation payments do not exceed 2% or $2,000 of the original principal balance of the related loan. Excludes home equity loans originated in Texas with any cash proceeds.

DESCRIPTION OF THE GROUP I COLLATERAL

Credit Grade

RISK CATEGORY	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
8A	639	$110,502,767.10	12.72%	335	37.83	6.329	744	76.02
7A	521	92,296,279.00	10.62%	343	40.13	6.652	693	80.68
6A	376	70,491,096.67	8.11%	351	40.54	6.853	669	80.35
5A	457	78,508,758.82	9.03%	348	39.90	7.097	649	79.87
4A	438	72,720,025.92	8.37%	352	40.25	7.407	631	80.03
3A	346	54,648,129.31	6.29%	353	40.41	7.645	615	78.47
2A	541	83,172,975.87	9.57%	354	40.73	7.825	601	77.07
A	791	117,739,410.77	13.55%	357	39.92	8.211	574	76.79
B	709	100,641,022.50	11.58%	357	41.87	9.045	551	74.67
C	527	73,078,701.60	8.41%	355	41.86	8.902	540	68.71
D	119	15,243,280.98	1.75%	359	40.30	9.075	521	56.88
Total:	**5,464**	**$869,042,448.54**	**100.00%**	**350**	**40.26**	**7.625**	**626**	**76.80**

Property Type

PROPERTY TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Single Family Detached	4,245	$651,846,946.73	75.01%	349	39.93	7.613	627	76.89
PUD Detached	499	89,038,401.41	10.25%	356	41.11	7.838	606	78.58
Two-Four Family	226	55,718,061.57	6.41%	353	42.39	7.422	649	73.55
Condominium	226	37,980,686.67	4.37%	355	40.32	7.347	641	77.15
Single Family Attached	118	15,513,335.81	1.79%	358	40.82	7.787	618	80.60
Manufactured Housing	126	14,290,054.79	1.64%	349	39.63	8.061	624	69.41
PUD Attached	24	4,654,961.56	0.54%	359	43.78	8.134	595	76.14
Total:	**5,464**	**$869,042,448.54**	**100.00%**	**350**	**40.26**	**7.625**	**626**	**76.80**

Prepayment Charge Term at Origination

PREPAYMENT CHARGE TERM AT ORIGINATION (months)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
0	2,180	$360,282,105.24	41.46%	353	40.62	7.948	622	76.53
12	125	25,869,181.17	2.98%	338	39.27	6.790	671	72.12
24	1	115,412.55	0.01%	359	45.00	7.400	633	83.27
30	23	4,487,196.22	0.52%	352	40.74	7.554	621	85.44
36	3,135	478,288,553.36	55.04%	348	40.03	7.429	627	77.18
Total:	**5,464**	**$869,042,448.54**	**100.00%**	**350**	**40.26**	**7.625**	**626**	**76.80**

DESCRIPTION OF THE GROUP I COLLATERAL

Conforming Balance

CONFORMING BALANCE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Conforming	5,464	$869,042,448.54	100.00%	350	40.26	7.625	626	76.80
Total:	**5,464**	**$869,042,448.54**	**100.00%**	**350**	**40.26**	**7.625**	**626**	**76.80**

Maximum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MAXIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
11.500 - 11.999	171	$35,355,676.48	5.22%	357	38.68	5.838	704	75.60
12.000 - 12.499	254	54,239,453.09	8.01%	358	40.21	6.285	674	79.02
12.500 - 12.999	746	142,929,285.06	21.10%	358	40.35	6.764	645	78.29
13.000 - 13.499	426	72,649,562.53	10.72%	358	40.39	7.264	622	77.04
13.500 - 13.999	700	113,790,045.17	16.80%	357	40.69	7.772	595	76.28
14.000 - 14.499	365	54,006,054.91	7.97%	357	41.12	8.256	575	75.84
14.500 - 14.999	630	91,121,040.36	13.45%	358	41.42	8.759	571	76.56
15.000 - 15.499	239	29,873,572.38	4.41%	357	42.48	9.256	558	75.19
15.500 - 15.999	351	43,688,655.16	6.45%	357	41.43	9.745	560	76.76
16.000 - 16.499	107	13,027,277.36	1.92%	358	41.74	10.210	565	77.27
16.500 - 16.999	146	16,698,286.73	2.46%	355	42.19	10.730	560	79.37
17.000 - 17.499	37	3,959,686.85	0.58%	359	40.71	11.299	559	80.53
17.500 - 17.999	46	5,023,260.17	0.74%	356	38.64	11.746	553	80.56
18.000 - 18.499	9	1,055,422.10	0.16%	359	44.85	12.179	570	77.75
18.500 - 18.999	1	60,185.27	0.01%	359	51.00	12.700	532	70.00
Total:	**4,228**	**$677,477,463.62**	**100.00%**	**357**	**40.75**	**7.826**	**610**	**77.11**

DESCRIPTION OF THE GROUP I COLLATERAL

Minimum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MINIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
5.500 - 5.999	171	$35,355,676.48	5.22%	357	38.68	5.838	704	75.60
6.000 - 6.499	254	54,239,453.09	8.01%	358	40.21	6.285	674	79.02
6.500 - 6.999	746	142,929,285.06	21.10%	358	40.35	6.764	645	78.29
7.000 - 7.499	426	72,649,562.53	10.72%	358	40.39	7.264	622	77.04
7.500 - 7.999	700	113,790,045.17	16.80%	357	40.69	7.772	595	76.28
8.000 - 8.499	365	54,006,054.91	7.97%	357	41.12	8.256	575	75.84
8.500 - 8.999	630	91,121,040.36	13.45%	358	41.42	8.759	571	76.56
9.000 - 9.499	239	29,873,572.38	4.41%	357	42.48	9.256	558	75.19
9.500 - 9.999	351	43,688,655.16	6.45%	357	41.43	9.745	560	76.76
10.000 - 10.499	107	13,027,277.36	1.92%	358	41.74	10.210	565	77.27
10.500 - 10.999	146	16,698,286.73	2.46%	355	42.19	10.730	560	79.37
11.000 - 11.499	37	3,959,686.85	0.58%	359	40.71	11.299	559	80.53
11.500 - 11.999	46	5,023,260.17	0.74%	356	38.64	11.746	553	80.56
12.000 - 12.499	9	1,055,422.10	0.16%	359	44.85	12.179	570	77.75
12.500 - 12.999	1	60,185.27	0.01%	359	51.00	12.700	532	70.00
Total:	**4,228**	**$677,477,463.62**	**100.00%**	**357**	**40.75**	**7.826**	**610**	**77.11**

DESCRIPTION OF THE GROUP I COLLATERAL

Margins of the Adjustable-Rate Loans

RANGE OF MORTGAGE MARGINS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
2.750 - 2.999	380	$70,370,274.13	10.39%	358	39.38	6.432	717	80.77
3.000 - 3.249	59	14,377,193.30	2.12%	359	41.97	6.405	628	81.12
3.250 - 3.499	2	186,466.56	0.03%	266	39.16	9.289	607	84.04
3.500 - 3.749	2	392,363.91	0.06%	356	44.66	6.700	575	85.41
3.750 - 3.999	7	1,186,675.63	0.18%	359	35.81	7.782	621	80.56
4.000 - 4.249	22	3,701,873.26	0.55%	359	40.30	8.127	617	79.71
4.250 - 4.499	94	15,093,719.61	2.23%	356	42.94	9.126	598	80.81
4.500 - 4.749	11	2,286,101.93	0.34%	359	41.97	6.526	732	80.51
4.750 - 4.999	68	13,462,965.35	1.99%	356	40.59	6.686	726	78.52
5.000 - 5.249	111	22,474,183.77	3.32%	358	41.69	6.858	685	82.38
5.250 - 5.499	217	40,826,702.95	6.03%	358	41.40	6.983	666	82.56
5.500 - 5.749	289	49,672,089.14	7.33%	358	40.38	7.158	644	79.30
5.750 - 5.999	370	61,705,409.08	9.11%	358	40.26	7.444	624	79.53
6.000 - 6.249	740	116,479,237.00	17.19%	357	40.46	7.765	600	77.83
6.250 - 6.499	685	102,568,706.90	15.14%	357	40.05	8.278	571	76.66
6.500 - 6.749	640	90,380,136.66	13.34%	358	41.83	9.030	548	73.94
6.750 - 6.999	531	72,313,364.44	10.67%	357	41.60	8.949	535	66.49
Total:	**4,228**	**$677,477,463.62**	**100.00%**	**357**	**40.75**	**7.826**	**610**	**77.11**

DESCRIPTION OF THE GROUP I COLLATERAL

Next Rate Adjustment Date of the Adjustable-Rate Loans

NEXT RATE ADJUSTMENT DATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
April 2007	2	$364,342.50	0.05%	354	42.74	8.570	566	74.58
May 2007	1	237,451.52	0.04%	355	49.00	6.700	571	90.00
June 2007	9	979,784.37	0.14%	356	43.00	9.810	548	83.26
July 2007	137	19,974,603.60	2.95%	353	43.34	8.590	574	78.79
August 2007	19	3,057,782.69	0.45%	358	38.29	7.881	605	72.32
September 2007	2,930	464,089,883.80	68.50%	358	40.90	8.043	595	76.63
October 2007	4	887,600.00	0.13%	360	38.60	8.084	589	79.54
April 2008	1	119,257.12	0.02%	354	42.00	8.500	589	90.00
May 2008	6	1,321,346.75	0.20%	355	37.70	6.533	673	87.21
June 2008	20	4,507,931.28	0.67%	356	37.89	6.184	688	81.58
July 2008	31	5,008,154.79	0.74%	357	38.37	7.340	643	78.84
August 2008	22	3,619,901.49	0.53%	358	40.23	6.480	690	76.92
September 2008	899	147,358,314.19	21.75%	357	40.52	7.372	637	77.83
October 2008	2	276,723.00	0.04%	360	47.41	6.864	628	65.10
April 2010	10	2,480,320.02	0.37%	354	40.31	6.001	717	79.87
May 2010	15	2,367,743.90	0.35%	355	31.10	6.562	712	83.15
June 2010	9	1,951,920.25	0.29%	356	40.69	5.989	701	69.17
July 2010	5	666,517.56	0.10%	357	48.63	6.485	725	87.43
August 2010	6	884,685.27	0.13%	358	41.29	6.300	740	78.89
September 2010	100	17,323,199.52	2.56%	359	38.84	6.594	730	78.84
Total:	**4,228**	**$677,477,463.62**	**100.00%**	**357**	**40.75**	**7.826**	**610**	**77.11**

DESCRIPTION OF THE GROUP I COLLATERAL

Initial Periodic Rate Cap of the Adjustable-Rate Loans

INITIAL PERIODIC RATE CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
2.000	4,083	$651,803,077.10	96.21%	357	40.83	7.879	605	77.04
6.000	145	25,674,386.52	3.79%	358	38.75	6.475	725	78.83
Total:	**4,228**	**$677,477,463.62**	**100.00%**	**357**	**40.75**	**7.826**	**610**	**77.11**

Subsequent Periodic Rate Cap of the Adjustable-Rate Loans

SUBSEQUENT PERIODIC RATE CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
1.000	4,228	$677,477,463.62	100.00%	357	40.75	7.826	610	77.11
Total:	**4,228**	**$677,477,463.62**	**100.00%**	**357**	**40.75**	**7.826**	**610**	**77.11**

Insured AVM

INSURED AVM	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Non Insured AVM	4,030	$642,795,820.86	73.97%	352	40.67	7.768	618	78.09
Insured AVM	1,434	226,246,627.68	26.03%	346	39.10	7.220	648	73.15
Total:	**5,464**	**$869,042,448.54**	**100.00%**	**350**	**40.26**	**7.625**	**626**	**76.80**

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2005-R9

DESCRIPTION OF THE GROUP II COLLATERAL

Collateral Summary

Statistics given below are for the Mortgage Loans in the pool as of the Cut-off Date. Balances and percentages are based on the Cut-Off Date scheduled balances of such Mortgage Loans (except in the case of Debt-to-Income and FICO, which are determined at origination).

	Summary Statistics		Range (if applicable)
Number of Mortgage Loans:	486		
Aggregate Current Principal Balance:	$173,134,804.23		
Average Current Principal Balance:	$356,244.45		$60,794.68 - $999,999.00
Aggregate Original Principal Balance:	$173,247,449.00		
Average Original Principal Balance:	$356,476.23		$61,000.00 - $999,999.00
Fully Amortizing Mortgage Loans:	100.00%		
1st Lien:	100.00%		
Wtd. Avg. Mortgage Rates:	7.273%		5.500% - 11.950%
Wtd. Avg. Original Term to Maturity (months):	357		180 - 360
Wtd. Avg. Remaining Term to Maturity (months):	356		176 - 360
Wtd. Avg. Margin (ARM Loans Only):	5.233%		2.750% - 6.750%
Wtd. Avg. Maximum Mortgage Rate (ARM Loans Only):	13.348%		11.500% - 17.500%
Wtd. Avg. Minimum Mortgage Rate (ARM Loans Only):	7.348%		5.500% - 11.500%
Wtd. Avg. Original LTV:	79.39%		25.80% - 95.00%
Wtd. Avg. Borrower FICO:	641		502 - 812
Geographic Distribution (Top 5):	CA	38.34%	
	NJ	8.93%	
	NY	8.23%	
	FL	7.28%	
	MA	6.25%	

DESCRIPTION OF THE GROUP II COLLATERAL

Collateral Type

COLLATERAL TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
2 Yr/6 Mo Libor	180	$76,885,986.55	44.41%	359	42.35	7.802	596	77.54
2 Yr/6 Mo Libor (IO)	58	25,261,742.84	14.59%	359	44.55	6.970	668	83.33
3 Yr/6 Mo Libor	37	15,316,752.73	8.85%	359	44.85	7.333	625	81.45
3 Yr/6 Mo Libor (IO)	51	20,980,498.42	12.12%	359	43.27	6.614	702	80.82
5 Yr/6 Mo Libor	7	1,797,996.50	1.04%	357	38.86	6.278	696	86.66
5 Yr/6 Mo Libor (IO)	20	8,622,370.04	4.98%	358	40.07	6.452	713	82.95
Fixed	111	18,494,422.65	10.68%	333	39.20	6.803	681	76.52
Fixed (IO)	22	5,775,034.50	3.34%	359	38.71	6.844	704	77.76
Total:	**486**	**$173,134,804.23**	**100.00%**	**356**	**42.40**	**7.273**	**641**	**79.39**

Principal Balances at Origination

RANGE OF PRINCIPAL BALANCES AT ORIGINATION ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF ORIGINATION	% OF PRINCIPAL BALANCE AS OF ORIGINATION	REMAINING TERM TO MATURITY (months)*	DEBT-TO-INCOME (%)*	MORTGAGE RATES (%)*	FICO*	OLTV (%)*
50,000.01 - 100,000.00	40	$3,289,344.00	1.90%	324	35.71	7.604	663	74.37
100,000.01 - 150,000.00	43	5,314,205.00	3.07%	342	37.91	7.100	675	80.77
150,000.01 - 200,000.00	45	7,811,589.00	4.51%	334	39.53	6.648	694	76.18
200,000.01 - 250,000.00	31	6,940,637.00	4.01%	353	40.80	6.869	673	79.79
250,000.01 - 300,000.00	18	4,923,151.00	2.84%	352	41.86	6.808	668	76.80
300,000.01 - 350,000.00	14	4,559,998.00	2.63%	359	39.52	6.791	667	80.46
350,000.01 - 400,000.00	86	32,613,450.00	18.82%	359	43.92	7.375	613	80.78
400,000.01 - 450,000.00	72	30,771,331.00	17.76%	359	42.01	7.212	640	79.38
450,000.01 - 500,000.00	55	26,252,547.00	15.15%	359	43.41	7.272	640	80.23
500,000.01 - 550,000.00	26	13,619,241.00	7.86%	359	43.01	7.013	642	82.27
550,000.01 - 600,000.00	24	13,886,910.00	8.02%	359	43.37	7.617	626	82.15
600,000.01 - 650,000.00	9	5,667,499.00	3.27%	359	46.57	7.790	626	81.13
650,000.01 - 700,000.00	5	3,347,000.00	1.93%	359	40.49	6.857	673	77.87
700,000.01 - 750,000.00	10	7,314,549.00	4.22%	359	39.54	8.283	619	67.84
750,000.01 - 800,000.00	3	2,348,999.00	1.36%	359	47.09	8.051	658	75.58
800,000.01 - 850,000.00	2	1,652,000.00	0.95%	359	46.54	6.829	687	68.87
950,000.01 - 1,000,000.00	3	2,934,999.00	1.69%	359	40.47	7.052	679	79.51
Total:	**486**	**$173,247,449.00**	**100.00%**	**356**	**42.40**	**7.273**	**641**	**79.39**

*Based on the original balances of the Mortgage Loans.

DESCRIPTION OF THE GROUP II COLLATERAL

Principal Balances as of the Cut-Off Date

RANGE OF PRINCIPAL BALANCES AS OF THE CUT-OFF DATE ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
50,000.01 - 100,000.00	40	$3,284,957.10	1.90%	324	35.70	7.604	663	74.37
100,000.01 - 150,000.00	43	5,306,898.06	3.07%	343	37.91	7.100	675	80.78
150,000.01 - 200,000.00	45	7,799,993.76	4.51%	334	39.54	6.648	694	76.19
200,000.01 - 250,000.00	31	6,935,775.04	4.01%	353	40.80	6.869	673	79.79
250,000.01 - 300,000.00	18	4,918,771.07	2.84%	352	41.86	6.808	668	76.79
300,000.01 - 350,000.00	14	4,556,181.73	2.63%	359	39.53	6.791	667	80.46
350,000.01 - 400,000.00	86	32,590,787.69	18.82%	359	43.92	7.375	613	80.78
400,000.01 - 450,000.00	72	30,754,864.30	17.76%	359	42.01	7.212	640	79.39
450,000.01 - 500,000.00	56	26,742,354.39	15.45%	359	43.52	7.271	639	79.83
500,000.01 - 550,000.00	25	13,113,731.13	7.57%	359	42.78	7.004	644	83.17
550,000.01 - 600,000.00	24	13,876,199.31	8.01%	359	43.37	7.618	626	82.15
600,000.01 - 650,000.00	9	5,663,911.54	3.27%	359	46.57	7.790	626	81.13
650,000.01 - 700,000.00	5	3,345,612.17	1.93%	359	40.48	6.857	673	77.87
700,000.01 - 750,000.00	10	7,310,982.58	4.22%	359	39.54	8.283	619	67.84
750,000.01 - 800,000.00	3	2,347,432.14	1.36%	359	47.09	8.051	658	75.58
800,000.01 - 850,000.00	2	1,651,353.22	0.95%	359	46.54	6.829	687	68.86
950,000.01 - 1,000,000.00	3	2,934,999.00	1.70%	359	40.47	7.052	679	79.51
Total:	**486**	**$173,134,804.23**	**100.00%**	**356**	**42.40**	**7.273**	**641**	**79.39**

Remaining Term to Maturity

RANGE OF MONTHS REMAINING	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
121 - 180	15	$1,755,201.29	1.01%	179	37.54	6.292	698	69.49
181 - 240	6	945,385.79	0.55%	239	40.56	7.033	643	75.25
241 - 300	4	606,682.49	0.35%	299	34.01	6.684	739	50.47
301 - 360	461	169,827,534.66	98.09%	359	42.49	7.287	641	79.62
Total:	**486**	**$173,134,804.23**	**100.00%**	**356**	**42.40**	**7.273**	**641**	**79.39**

DESCRIPTION OF THE GROUP II COLLATERAL

Mortgage Rate

RANGE OF CURRENT MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
5.500- 5.999	50	$17,525,356.78	10.12%	349	42.82	5.841	714	79.83
6.000- 6.499	85	27,674,483.25	15.98%	354	42.28	6.288	685	79.02
6.500- 6.999	131	44,136,503.20	25.49%	356	41.03	6.731	654	80.55
7.000- 7.499	52	19,374,606.39	11.19%	358	42.03	7.258	636	76.88
7.500- 7.999	72	25,874,185.90	14.94%	359	43.38	7.766	606	79.14
8.000- 8.499	36	15,467,507.41	8.93%	357	44.98	8.256	600	82.09
8.500- 8.999	23	8,230,383.43	4.75%	357	41.71	8.718	611	81.68
9.000- 9.499	14	5,564,636.25	3.21%	359	37.41	9.243	569	77.24
9.500- 9.999	16	6,442,126.43	3.72%	358	46.14	9.692	571	75.07
10.000- 10.499	1	719,691.53	0.42%	359	48.00	10.150	550	62.45
10.500- 10.999	2	832,679.85	0.48%	359	42.72	10.656	532	77.24
11.000- 11.499	2	503,954.97	0.29%	359	47.33	11.175	583	76.40
11.500- 11.999	2	788,688.84	0.46%	359	42.70	11.539	581	80.87
Total:	**486**	**$173,134,804.23**	**100.00%**	**356**	**42.40**	**7.273**	**641**	**79.39**

DESCRIPTION OF THE GROUP II COLLATERAL

Original Loan-to-Value Ratios

RANGE OF ORIGINAL LOAN-TO-VALUE RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
25.01 - 30.00	1	$197,219.36	0.11%	299	25.00	6.100	799	25.80
30.01 - 35.00	1	434,595.15	0.25%	359	44.00	6.350	555	34.52
35.01 - 40.00	3	981,452.16	0.57%	337	45.43	7.387	718	37.73
40.01 - 45.00	5	1,134,013.90	0.65%	342	42.84	7.177	623	41.63
45.01 - 50.00	7	2,531,160.75	1.46%	345	32.38	7.828	614	48.98
50.01 - 55.00	6	1,789,122.86	1.03%	359	30.67	7.018	632	52.72
55.01 - 60.00	13	4,883,506.24	2.82%	357	44.13	7.402	607	58.13
60.01 - 65.00	19	6,151,439.30	3.55%	343	43.33	7.350	657	62.78
65.01 - 70.00	19	6,189,944.12	3.58%	353	43.45	7.787	591	67.84
70.01 - 75.00	58	22,803,931.99	13.17%	358	39.76	7.470	614	73.38
75.01 - 80.00	130	43,080,066.09	24.88%	358	41.99	7.136	644	79.21
80.01 - 85.00	73	28,335,179.01	16.37%	357	44.32	7.279	639	83.43
85.01 - 90.00	145	53,126,604.19	30.69%	357	43.36	7.217	658	89.24
90.01 - 95.00	6	1,496,569.11	0.86%	358	40.38	7.066	720	94.68
Total:	**486**	**$173,134,804.23**	**100.00%**	**356**	**42.40**	**7.273**	**641**	**79.39**

DESCRIPTION OF THE GROUP II COLLATERAL

FICO Score at Origination

RANGE OF FICO SCORES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
500 - 519	9	$3,699,631.22	2.14%	359	45.43	8.454	509	73.50
520 - 539	15	6,318,461.84	3.65%	359	42.09	8.884	531	73.90
540 - 559	25	10,873,680.49	6.28%	359	45.55	8.104	552	74.97
560 - 579	33	15,493,033.51	8.95%	359	39.43	8.168	570	79.31
580 - 599	36	14,224,457.72	8.22%	357	45.27	7.839	589	77.16
600 - 619	45	16,446,303.21	9.50%	359	41.33	7.628	610	78.95
620 - 639	46	16,089,689.27	9.29%	357	41.51	7.270	627	79.51
640 - 659	46	14,127,688.01	8.16%	356	44.05	7.126	648	80.65
660 - 679	57	18,848,463.94	10.89%	354	43.11	6.903	667	81.62
680 - 699	61	22,503,168.75	13.00%	355	41.18	6.746	687	81.62
700 - 719	45	14,313,881.71	8.27%	350	41.41	6.284	710	81.13
720 - 739	28	9,328,402.64	5.39%	359	43.78	6.458	726	78.59
740 - 759	16	4,085,027.55	2.36%	354	41.59	6.281	751	82.93
760 - 779	15	3,590,621.62	2.07%	350	42.42	6.776	770	79.37
780 - 799	5	1,992,943.57	1.15%	351	38.27	6.843	791	79.01
800 >=	4	1,199,349.18	0.69%	359	39.51	5.707	805	80.74
Total:	**486**	**$173,134,804.23**	**100.00%**	**356**	**42.40**	**7.273**	**641**	**79.39**

DESCRIPTION OF THE GROUP II COLLATERAL

Debt-to-Income Ratio

RANGE OF DEBT-TO-INCOME RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
<= 20.00	15	$5,732,835.03	3.31%	359	15.83	7.666	622	76.11
20.01 - 25.00	15	5,143,280.56	2.97%	354	23.19	6.774	659	73.48
25.01 - 30.00	34	10,034,755.95	5.80%	355	27.91	6.980	645	77.02
30.01 - 35.00	52	13,860,865.99	8.01%	353	33.48	7.152	639	78.08
35.01 - 40.00	59	18,521,051.31	10.70%	352	37.81	7.214	651	80.52
40.01 - 45.00	110	36,067,587.92	20.83%	355	43.24	7.223	654	78.77
45.01 - 50.00	170	69,615,100.65	40.21%	358	48.37	7.299	643	80.55
50.01 - 55.00	31	14,159,326.82	8.18%	359	53.59	7.701	591	80.21
Total:	**486**	**$173,134,804.23**	**100.00%**	**356**	**42.40**	**7.273**	**641**	**79.39**

DESCRIPTION OF THE GROUP II COLLATERAL

Geographic Distribution

STATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
California	150	$66,371,652.41	38.34%	358	42.75	7.072	642	79.45
New Jersey	39	15,464,057.35	8.93%	355	40.81	7.596	640	77.53
New York	37	14,249,889.78	8.23%	358	44.38	7.585	641	81.28
Florida	43	12,596,993.61	7.28%	358	41.32	7.016	637	75.94
Massachusetts	32	10,822,890.94	6.25%	353	40.01	6.567	660	83.29
Maryland	20	8,698,705.82	5.02%	359	46.59	7.634	636	73.89
Arizona	14	4,419,933.92	2.55%	355	39.20	7.020	654	80.34
Minnesota	11	3,876,366.17	2.24%	359	44.58	7.172	667	84.08
Illinois	10	3,380,936.82	1.95%	359	43.42	8.081	635	81.50
Colorado	6	3,339,859.02	1.93%	358	47.75	6.944	657	79.64
Connecticut	9	3,293,965.27	1.90%	348	45.65	7.470	622	77.70
Washington	7	3,037,035.52	1.75%	353	41.40	7.076	649	83.60
Ohio	18	2,555,775.29	1.48%	343	38.12	7.086	671	83.20
Alabama	7	2,065,436.38	1.19%	349	42.53	7.077	655	81.83
Hawaii	3	1,961,633.27	1.13%	359	42.15	8.756	618	71.72
Texas	12	1,798,803.10	1.04%	351	40.83	8.351	598	78.86
Georgia	7	1,656,035.75	0.96%	350	45.36	7.394	601	79.80
Indiana	10	1,511,362.06	0.87%	359	39.29	7.128	686	82.42
Pennsylvania	4	1,372,200.79	0.79%	359	39.80	9.390	652	79.66
Michigan	5	1,250,261.54	0.72%	359	37.42	7.549	603	80.53
Rhode Island	3	1,067,517.61	0.62%	359	40.67	7.560	610	80.03
Louisiana	6	923,174.15	0.53%	347	43.19	7.800	607	86.28
South Carolina	4	869,941.21	0.50%	359	45.05	7.477	631	69.01
North Carolina	3	863,900.20	0.50%	359	47.30	7.885	591	85.48
Wisconsin	3	701,086.47	0.40%	359	40.01	8.655	610	87.27
Nevada	2	626,603.41	0.36%	359	38.81	7.245	627	75.87
Tennessee	1	598,682.90	0.35%	359	17.00	9.150	538	75.82
Mississippi	4	572,867.58	0.33%	317	31.55	6.585	679	82.28
Missouri	2	559,033.58	0.32%	333	47.83	9.489	600	61.16
New Hampshire	2	517,916.64	0.30%	357	21.88	6.574	667	87.14
District of Columbia	1	414,738.06	0.24%	359	48.00	8.300	515	71.55
Delaware	1	398,445.76	0.23%	359	50.00	8.250	570	90.00
New Mexico	1	364,170.49	0.21%	359	39.00	6.500	621	90.00
Kentucky	2	257,953.00	0.15%	321	46.00	6.654	739	81.47
Iowa	3	239,517.60	0.14%	306	42.86	7.580	673	76.64
Maine	2	171,720.64	0.10%	359	39.20	6.859	680	73.08
Oklahoma	1	135,820.12	0.08%	359	30.00	7.550	637	80.00
Montana	1	127,920.00	0.07%	358	46.00	5.875	802	80.00
Total:	**486**	**$173,134,804.23**	**100.00%**	**356**	**42.40**	**7.273**	**641**	**79.39**

DESCRIPTION OF THE GROUP II COLLATERAL

Occupancy Status

OCCUPANCY STATUS*	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Owner Occupied	479	$171,243,961.82	98.91%	356	42.40	7.274	642	79.36
Second Home	3	1,179,221.75	0.68%	359	38.97	7.435	633	83.70
Non-Owner Occupied	4	711,620.66	0.41%	343	46.61	6.719	643	78.67
Total:	**486**	**$173,134,804.23**	**100.00%**	**356**	**42.40**	**7.273**	**641**	**79.39**

*Based on mortgagor representation at origination.

Documentation Type

INCOME DOCUMENTATION	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Full Documentation	345	$118,689,528.91	68.55%	356	42.34	7.107	645	80.08
Stated Documentation	74	29,512,844.14	17.05%	356	43.69	7.655	647	76.93
Limited Documentation	67	24,932,431.18	14.40%	358	41.13	7.613	620	78.99
Total:	**486**	**$173,134,804.23**	**100.00%**	**356**	**42.40**	**7.273**	**641**	**79.39**

Loan Purpose

PURPOSE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Refinance-Debt Consolidation Cash Out**	380	$147,104,387.80	84.97%	356	42.55	7.368	635	79.37
Purchase	85	20,610,634.60	11.90%	359	40.63	6.838	678	80.15
Refinance-Debt Consolidation No Cash Out***	21	5,419,781.83	3.13%	338	44.82	6.349	691	77.16
Total:	**486**	**$173,134,804.23**	**100.00%**	**356**	**42.40**	**7.273**	**641**	**79.39**

** Cash proceeds to the borrower inclusive of debt consolidation payments exceed 2% or $2,000 of the original principal balance of the related loan. Also includes all home equity loans originated in Texas with any cash proceeds.
*** Cash proceeds to the borrower inclusive of debt consolidation payments do not exceed 2% or $2,000 of the original principal balance of the related loan. Excludes home equity loans originated in Texas with any cash proceeds.

DESCRIPTION OF THE GROUP II COLLATERAL

Credit Grade

RISK CATEGORY	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
8A	97	$28,970,436.85	16.73%	354	42.08	6.392	739	80.37
7A	75	27,456,120.50	15.86%	354	41.06	6.682	691	81.32
6A	54	17,485,899.30	10.10%	354	43.24	6.778	667	81.31
5A	43	13,220,358.26	7.64%	355	44.08	7.097	648	81.00
4A	39	12,736,202.01	7.36%	356	41.06	7.059	629	80.43
3A	40	14,580,219.61	8.42%	359	42.59	7.615	618	80.97
2A	39	15,539,617.21	8.98%	358	45.32	7.658	595	80.88
A	55	24,827,506.13	14.34%	359	40.74	8.043	573	77.02
B	21	9,002,312.45	5.20%	359	44.70	8.651	545	76.66
C	20	8,188,835.49	4.73%	359	42.37	8.708	547	68.32
D	3	1,127,296.42	0.65%	359	40.94	8.395	530	60.00
Total:	**486**	**$173,134,804.23**	**100.00%**	**356**	**42.40**	**7.273**	**641**	**79.39**

Property Type

PROPERTY TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Single Family Detached	386	$133,324,581.62	77.01%	356	42.35	7.282	638	79.24
PUD Detached	46	19,044,855.37	11.00%	358	44.65	7.192	648	80.27
Two-Four Family	17	9,455,449.74	5.46%	359	41.43	7.519	660	78.75
Condominium	27	9,377,652.29	5.42%	359	39.28	7.131	655	80.87
Manufactured Housing	8	1,145,495.82	0.66%	332	41.80	7.437	644	74.88
Single Family Attached	2	786,769.39	0.45%	359	45.76	6.314	682	80.00
Total:	**486**	**$173,134,804.23**	**100.00%**	**356**	**42.40**	**7.273**	**641**	**79.39**

DESCRIPTION OF THE GROUP II COLLATERAL

Prepayment Charge Term at Origination

PREPAYMENT CHARGE TERM AT ORIGINATION (months)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
0	219	$77,244,216.18	44.62%	357	42.64	7.551	646	79.60
12	17	4,967,394.75	2.87%	355	43.68	7.056	645	76.69
24	3	950,873.88	0.55%	359	51.11	8.101	539	73.80
30	2	720,217.30	0.42%	359	49.55	8.064	588	86.57
36	245	89,252,102.12	51.55%	356	41.97	7.030	639	79.36
Total:	**486**	**$173,134,804.23**	**100.00%**	**356**	**42.40**	**7.273**	**641**	**79.39**

DESCRIPTION OF THE GROUP II COLLATERAL

Conforming Balance

CONFORMING BALANCE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Non-Conforming	292	$139,042,727.47	80.31%	359	43.14	7.365	633	79.69
Conforming	194	34,092,076.76	19.69%	345	39.37	6.901	676	78.18
Total:	**486**	**$173,134,804.23**	**100.00%**	**356**	**42.40**	**7.273**	**641**	**79.39**

Maximum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MAXIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
11.500- 11.999	36	$13,828,648.97	9.29%	358	43.31	5.827	712	81.92
12.000- 12.499	53	22,050,605.81	14.81%	359	43.65	6.288	678	82.01
12.500- 12.999	87	35,982,723.47	24.17%	359	41.05	6.731	647	80.11
13.000- 13.499	38	16,437,516.59	11.04%	359	43.51	7.268	628	76.35
13.500- 13.999	59	23,861,101.62	16.03%	359	43.54	7.774	602	79.07
14.000- 14.499	34	15,244,882.00	10.24%	359	45.10	8.259	600	82.27
14.500- 14.999	15	7,085,931.96	4.76%	359	42.04	8.718	607	81.32
15.000- 15.499	14	5,564,636.25	3.74%	359	37.41	9.243	569	77.24
15.500- 15.999	12	6,117,304.07	4.11%	359	46.49	9.689	571	74.76
16.000- 16.499	1	719,691.53	0.48%	359	48.00	10.150	550	62.45
16.500- 16.999	2	832,679.85	0.56%	359	42.72	10.656	532	77.24
17.000- 17.499	1	419,855.06	0.28%	359	49.00	11.150	581	73.68
17.500- 17.999	1	719,769.90	0.48%	359	42.00	11.500	579	80.00
Total:	**353**	**$148,865,347.08**	**100.00%**	**359**	**42.94**	**7.348**	**634**	**79.81**

DESCRIPTION OF THE GROUP II COLLATERAL

Minimum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MINIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
5.500- 5.999	36	$13,828,648.97	9.29%	358	43.31	5.827	712	81.92
6.000- 6.499	53	22,050,605.81	14.81%	359	43.65	6.288	678	82.01
6.500- 6.999	87	35,982,723.47	24.17%	359	41.05	6.731	647	80.11
7.000- 7.499	38	16,437,516.59	11.04%	359	43.51	7.268	628	76.35
7.500- 7.999	59	23,861,101.62	16.03%	359	43.54	7.774	602	79.07
8.000- 8.499	34	15,244,882.00	10.24%	359	45.10	8.259	600	82.27
8.500- 8.999	15	7,085,931.96	4.76%	359	42.04	8.718	607	81.32
9.000- 9.499	14	5,564,636.25	3.74%	359	37.41	9.243	569	77.24
9.500- 9.999	12	6,117,304.07	4.11%	359	46.49	9.689	571	74.76
10.000- 10.499	1	719,691.53	0.48%	359	48.00	10.150	550	62.45
10.500- 10.999	2	832,679.85	0.56%	359	42.72	10.656	532	77.24
11.000- 11.499	1	419,855.06	0.28%	359	49.00	11.150	581	73.68
11.500- 11.999	1	719,769.90	0.48%	359	42.00	11.500	579	80.00
Total:	**353**	**$148,865,347.08**	**100.00%**	**359**	**42.94**	**7.348**	**634**	**79.81**

DESCRIPTION OF THE GROUP II COLLATERAL

Margins of the Adjustable-Rate Loans

RANGE OF MORTGAGE MARGINS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
2.750- 2.999	58	$22,437,362.60	15.07%	358	42.85	6.584	713	81.57
3.000- 3.249	9	3,786,230.84	2.54%	359	43.56	6.255	645	87.88
3.750- 3.999	1	382,140.55	0.26%	359	50.00	6.300	606	85.00
4.000- 4.249	1	535,590.10	0.36%	359	42.00	7.350	616	72.43
4.250- 4.499	5	2,027,755.70	1.36%	359	45.66	8.613	608	82.20
4.500- 4.749	3	1,785,962.25	1.20%	359	45.81	7.003	710	70.61
4.750- 4.999	20	9,239,511.86	6.21%	359	41.01	6.257	728	83.26
5.000- 5.249	26	11,935,759.86	8.02%	359	43.35	6.719	683	82.31
5.250- 5.499	33	13,577,552.46	9.12%	359	44.20	6.921	665	83.01
5.500- 5.749	20	7,554,448.94	5.07%	359	45.00	7.027	646	82.98
5.750- 5.999	32	11,320,229.70	7.60%	359	41.22	7.083	621	79.78
6.000- 6.249	63	27,932,176.04	18.76%	359	43.59	7.884	601	79.39
6.250- 6.499	44	20,270,152.12	13.62%	359	41.26	7.972	570	77.60
6.500- 6.749	21	9,072,807.39	6.09%	359	43.07	8.563	544	75.42
6.750- 6.999	17	7,007,666.67	4.71%	359	43.06	8.770	545	67.15
Total:	**353**	**$148,865,347.08**	**100.00%**	**359**	**42.94**	**7.348**	**634**	**79.81**

DESCRIPTION OF THE GROUP II COLLATERAL

Next Rate Adjustment Date of the Adjustable-Rate Loans

NEXT RATE ADJUSTMENT DATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
July 2007	5	$2,036,858.22	1.37%	357	51.64	8.492	576	76.85
August 2007	4	1,121,186.49	0.75%	358	47.72	6.776	614	79.86
September 2007	227	98,330,445.68	66.05%	359	42.64	7.590	614	78.98
October 2007	2	659,239.00	0.44%	360	45.85	7.131	733	83.19
May 2008	1	148,000.00	0.10%	355	50.00	5.500	761	80.00
June 2008	1	465,000.00	0.31%	356	31.00	5.500	704	78.13
July 2008	4	873,273.59	0.59%	357	40.38	5.944	689	80.00
August 2008	3	1,582,920.00	1.06%	358	49.07	6.181	713	81.70
September 2008	79	33,228,057.56	22.32%	359	43.94	7.004	666	81.13
April 2010	3	1,484,431.89	1.00%	354	46.06	5.822	754	81.91
May 2010	2	957,758.05	0.64%	355	47.59	5.650	690	90.46
June 2010	2	887,000.00	0.60%	356	47.75	6.320	682	88.71
July 2010	1	392,316.64	0.26%	357	18.00	5.990	682	89.43
September 2010	19	6,698,859.96	4.50%	359	37.62	6.703	709	81.96
Total:	**353**	**$148,865,347.08**	**100.00%**	**359**	**42.94**	**7.348**	**634**	**79.81**

DESCRIPTION OF THE GROUP II COLLATERAL

Initial Periodic Rate Cap of the Adjustable-Rate Loans

INITIAL PERIODIC RATE CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
2.000	326	$138,444,980.54	93.00%	359	43.17	7.418	628	79.53
6.000	27	10,420,366.54	7.00%	358	39.86	6.422	710	83.59
Total:	**353**	**$148,865,347.08**	**100.00%**	**359**	**42.94**	**7.348**	**634**	**79.81**

Subsequent Periodic Rate Cap of the Adjustable-Rate Loans

SUBSEQUENT PERIODIC RATE CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
1.000	353	$148,865,347.08	100.00%	359	42.94	7.348	634	79.81
Total:	**353**	**$148,865,347.08**	**100.00%**	**359**	**42.94**	**7.348**	**634**	**79.81**

Insured AVM

INSURED AVM	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Non Insured AVM	398	$148,108,704.78	85.55%	357	42.71	7.367	636	79.88
Insured AVM	88	25,026,099.45	14.45%	351	40.53	6.720	676	76.50
Total:	**486**	**$173,134,804.23**	**100.00%**	**356**	**42.40**	**7.273**	**641**	**79.39**

DESCRIPTION OF THE GROUP III COLLATERAL

Collateral Summary

Statistics given below are for the Mortgage Loans in the pool as of the Cut-off Date. Balances and percentages are based on the Cut-Off Date scheduled balances of such Mortgage Loans (except in the case of Debt-to-Income and FICO, which are determined at origination).

	Summary Statistics		Range (if applicable)
Number of Mortgage Loans:	1,733		
Aggregate Current Principal Balance:	$329,148,765.90		
Average Current Principal Balance:	$189,930.04		$58,561.50 - $988,158.29
Aggregate Original Principal Balance:	$329,630,975.60		
Average Original Principal Balance:	$190,208.30		$60,000.00 - $990,000.00
Fully Amortizing Mortgage Loans:	100.00%		
1st Lien:	100.00%		
Wtd. Avg. Mortgage Rates:	6.784%		5.500% - 11.800%
Wtd. Avg. Original Term to Maturity (months):	335		120 - 360
Wtd. Avg. Remaining Term to Maturity (months):	334		119 - 360
Wtd. Avg. Original LTV:	77.32%		10.60% - 95.00%
Wtd. Avg. Borrower FICO:	690		501 - 819
Geographic Distribution (Top 5):	CA	21.10%	
	NY	11.13%	
	FL	7.33%	
	MA	5.95%	
	MD	5.67%	

DESCRIPTION OF THE GROUP III COLLATERAL

Collateral Type

COLLATERAL TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Fixed	1,587	$287,277,926.37	87.28%	330	38.61	6.804	689	77.35
Fixed (IO)	146	41,870,839.53	12.72%	359	40.05	6.646	696	77.12
Total:	**1,733**	**$329,148,765.90**	**100.00%**	**334**	**38.79**	**6.784**	**690**	**77.32**

Principal Balances at Origination

RANGE OF PRINCIPAL BALANCES AT ORIGINATION ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF ORIGINATION	% OF PRINCIPAL BALANCE AS OF ORIGINATION	REMAINING TERM TO MATURITY (months)*	DEBT-TO-INCOME (%)*	MORTGAGE RATES (%)*	FICO*	OLTV (%)*
50,000.01 - 100,000.00	446	$34,821,457.00	10.56%	298	36.19	7.671	667	70.75
100,000.01 - 150,000.00	430	52,737,853.00	16.00%	320	37.18	7.014	681	75.74
150,000.01 - 200,000.00	302	52,467,803.00	15.92%	328	38.82	6.860	690	77.21
200,000.01 - 250,000.00	171	38,230,723.00	11.60%	338	38.10	6.729	696	78.84
250,000.01 - 300,000.00	120	32,772,975.00	9.94%	343	39.46	6.583	689	77.57
300,000.01 - 350,000.00	65	21,196,075.00	6.43%	352	39.85	6.454	700	79.54
350,000.01 - 400,000.00	63	23,703,508.00	7.19%	348	41.06	6.377	698	79.95
400,000.01 - 450,000.00	39	16,505,864.60	5.01%	350	41.38	6.479	700	80.28
450,000.01 - 500,000.00	28	13,406,183.00	4.07%	359	40.52	6.353	699	78.89
500,000.01 - 550,000.00	24	12,767,234.00	3.87%	336	40.24	6.598	698	76.33
550,000.01 - 600,000.00	16	9,206,472.00	2.79%	355	42.26	6.428	695	82.71
600,000.01 - 650,000.00	6	3,730,700.00	1.13%	359	35.92	6.464	691	80.82
650,000.01 - 700,000.00	5	3,368,600.00	1.02%	322	37.68	6.508	699	83.50
700,000.01 - 750,000.00	5	3,672,150.00	1.11%	358	38.51	6.119	711	78.33
750,000.01 - 800,000.00	3	2,320,500.00	0.70%	299	29.71	6.748	700	77.48
800,000.01 - 850,000.00	6	4,928,878.00	1.50%	359	41.83	6.673	686	72.57
850,000.01 - 900,000.00	1	864,000.00	0.26%	359	54.00	7.050	649	80.00
950,000.01 - 1,000,000.00	3	2,930,000.00	0.89%	359	36.86	6.649	692	83.38
Total:	**1,733**	**$329,630,975.60**	**100.00%**	**334**	**38.79**	**6.784**	**690**	**77.32**

*Based on the original balances of the Mortgage Loans.

DESCRIPTION OF THE GROUP III COLLATERAL

Principal Balances as of the Cut-Off Date

RANGE OF PRINCIPAL BALANCES AS OF THE CUT-OFF DATE ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
50,000.01 - 100,000.00	448	$34,945,796.20	10.62%	298	36.25	7.663	667	70.72
100,000.01 - 150,000.00	428	52,440,895.64	15.93%	321	37.15	7.019	681	75.80
150,000.01 - 200,000.00	304	52,793,152.51	16.04%	328	38.83	6.856	691	77.22
200,000.01 - 250,000.00	170	38,021,899.10	11.55%	338	38.08	6.729	696	78.91
250,000.01 - 300,000.00	119	32,480,929.66	9.87%	343	39.47	6.589	689	77.48
300,000.01 - 350,000.00	65	21,173,830.74	6.43%	352	39.85	6.454	700	79.54
350,000.01 - 400,000.00	63	23,668,895.69	7.19%	348	41.06	6.377	698	79.95
400,000.01 - 450,000.00	39	16,487,602.88	5.01%	350	41.39	6.479	700	80.28
450,000.01 - 500,000.00	28	13,394,657.45	4.07%	359	40.52	6.353	699	78.89
500,000.01 - 550,000.00	24	12,754,928.41	3.88%	336	40.24	6.598	698	76.33
550,000.01 - 600,000.00	16	9,199,207.85	2.79%	355	42.26	6.428	695	82.71
600,000.01 - 650,000.00	6	3,726,593.11	1.13%	359	35.92	6.464	691	80.82
650,000.01 - 700,000.00	5	3,363,820.80	1.02%	322	37.68	6.508	699	83.50
700,000.01 - 750,000.00	5	3,664,163.61	1.11%	358	38.51	6.119	711	78.34
750,000.01 - 800,000.00	4	3,116,962.59	0.95%	315	34.67	6.903	682	75.78
800,000.01 - 850,000.00	5	4,124,807.30	1.25%	359	40.44	6.542	697	72.90
850,000.01 - 900,000.00	1	863,298.74	0.26%	359	54.00	7.050	649	80.00
950,000.01 - 1,000,000.00	3	2,927,323.62	0.89%	359	36.86	6.649	692	83.38
Total:	**1,733**	**$329,148,765.90**	**100.00%**	**334**	**38.79**	**6.784**	**690**	**77.32**

Remaining Term to Maturity

RANGE OF MONTHS REMAINING	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
61 - 120	20	$2,010,543.03	0.61%	119	36.89	7.719	630	65.85
121 - 180	253	32,240,186.14	9.80%	179	33.95	6.562	701	70.93
181 - 240	82	12,752,360.13	3.87%	239	38.20	6.886	684	74.92
241 - 300	29	6,265,180.94	1.90%	299	40.59	6.956	683	81.84
301 - 360	1,349	275,880,495.66	83.82%	359	39.36	6.794	689	78.16
Total:	**1,733**	**$329,148,765.90**	**100.00%**	**334**	**38.79**	**6.784**	**690**	**77.32**

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2005-R9

DESCRIPTION OF THE GROUP III COLLATERAL

Mortgage Rate

RANGE OF CURRENT MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
5.500- 5.999	246	$61,456,058.73	18.67%	319	37.51	5.858	732	72.46
6.000- 6.499	343	70,613,512.92	21.45%	333	37.83	6.258	708	74.48
6.500- 6.999	558	113,557,731.55	34.50%	341	38.87	6.719	690	80.13
7.000- 7.499	149	27,179,955.28	8.26%	336	40.94	7.232	663	81.00
7.500- 7.999	184	28,965,668.68	8.80%	342	40.00	7.728	653	81.61
8.000- 8.499	61	8,630,327.54	2.62%	343	43.21	8.226	634	80.17
8.500- 8.999	77	8,532,575.78	2.59%	323	38.66	8.736	615	75.75
9.000- 9.499	31	3,000,348.42	0.91%	322	35.20	9.256	604	71.42
9.500- 9.999	29	2,445,779.24	0.74%	314	40.36	9.772	582	70.91
10.000- 10.499	18	1,662,941.16	0.51%	333	43.14	10.225	595	74.87
10.500- 10.999	30	2,651,189.25	0.81%	316	41.04	10.649	564	71.81
11.000- 11.499	3	179,960.76	0.05%	359	33.67	11.217	560	68.74
11.500- 11.999	4	272,716.59	0.08%	359	46.64	11.702	530	74.40
Total:	**1,733**	**$329,148,765.90**	**100.00%**	**334**	**38.79**	**6.784**	**690**	**77.32**



DESCRIPTION OF THE GROUP III COLLATERAL

Original Loan-to-Value Ratios

RANGE OF ORIGINAL LOAN-TO-VALUE RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
0.01 - 25.00	13	$1,430,585.59	0.43%	316	32.96	6.956	713	20.43
25.01 - 30.00	14	1,875,525.61	0.57%	320	41.26	6.892	666	27.33
30.01 - 35.00	19	1,765,298.13	0.54%	323	36.88	7.638	664	32.18
35.01 - 40.00	26	3,120,262.24	0.95%	299	35.61	6.627	699	37.72
40.01 - 45.00	29	4,140,924.94	1.26%	297	34.18	6.514	699	42.47
45.01 - 50.00	49	6,741,118.79	2.05%	325	36.99	6.706	682	47.57
50.01 - 55.00	49	8,652,878.65	2.63%	295	34.00	6.440	703	52.07
55.01 - 60.00	84	14,009,193.66	4.26%	324	37.45	6.520	714	57.69
60.01 - 65.00	84	13,714,690.56	4.17%	309	36.78	6.594	696	62.48
65.01 - 70.00	104	17,283,788.36	5.25%	333	38.45	6.723	695	67.59
70.01 - 75.00	162	30,339,276.18	9.22%	331	37.89	6.771	684	72.57
75.01 - 80.00	291	61,092,532.25	18.56%	337	38.44	6.714	684	78.62
80.01 - 85.00	244	52,683,557.90	16.01%	341	39.62	6.774	685	83.15
85.01 - 90.00	535	105,078,395.83	31.92%	340	40.10	6.913	690	89.03
90.01 - 95.00	30	7,220,737.21	2.19%	348	40.15	7.073	703	93.36
Total:	**1,733**	**$329,148,765.90**	**100.00%**	**334**	**38.79**	**6.784**	**690**	**77.32**

DESCRIPTION OF THE GROUP III COLLATERAL

FICO Score at Origination

RANGE OF FICO SCORES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
500 - 519	13	$1,119,253.37	0.34%	323	42.96	10.275	508	58.56
520 - 539	15	1,444,611.61	0.44%	296	35.04	10.002	531	64.56
540 - 559	25	2,808,723.02	0.85%	328	39.55	8.833	553	71.80
560 - 579	27	3,240,029.72	0.98%	319	37.73	8.856	571	72.94
580 - 599	55	6,215,288.89	1.89%	340	39.14	8.512	590	75.30
600 - 619	74	11,450,494.83	3.48%	338	39.54	8.082	609	76.86
620 - 639	153	26,872,634.24	8.16%	331	39.29	7.496	630	77.31
640 - 659	216	38,647,672.22	11.74%	335	39.98	7.015	649	78.44
660 - 679	193	38,727,110.64	11.77%	339	40.27	6.816	669	80.24
680 - 699	281	59,547,172.96	18.09%	339	39.08	6.559	689	79.51
700 - 719	214	46,969,681.40	14.27%	334	38.59	6.470	709	77.07
720 - 739	160	32,211,843.33	9.79%	331	37.71	6.359	729	78.47
740 - 759	126	25,350,463.14	7.70%	327	37.60	6.203	749	75.91
760 - 779	101	20,971,005.26	6.37%	332	37.61	6.277	768	73.61
780 - 799	51	8,274,470.83	2.51%	323	36.06	6.209	789	71.51
800 >=	29	5,298,310.44	1.61%	327	34.84	6.025	805	65.59
Total:	**1,733**	**$329,148,765.90**	**100.00%**	**334**	**38.79**	**6.784**	**690**	**77.32**

DESCRIPTION OF THE GROUP III COLLATERAL

Debt-to-Income Ratio

RANGE OF DEBT-TO-INCOME RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
<= 20.00	103	$17,187,760.49	5.22%	308	15.05	6.671	696	72.81
20.01 - 25.00	118	18,685,226.06	5.68%	318	23.05	6.662	695	72.29
25.01 - 30.00	186	31,222,399.72	9.49%	322	27.88	6.697	699	75.32
30.01 - 35.00	235	42,798,911.67	13.00%	332	33.18	6.711	691	76.53
35.01 - 40.00	276	52,320,814.15	15.90%	336	38.16	6.731	691	77.48
40.01 - 45.00	316	60,249,175.86	18.30%	338	43.01	6.811	689	79.27
45.01 - 50.00	461	95,207,628.67	28.93%	340	48.20	6.881	685	78.32
50.01 - 55.00	38	11,476,849.28	3.49%	350	53.26	6.949	677	81.48
Total:	**1,733**	**$329,148,765.90**	**100.00%**	**334**	**38.79**	**6.784**	**690**	**77.32**

DESCRIPTION OF THE GROUP III COLLATERAL

Geographic Distribution

STATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
California	209	$69,436,804.91	21.10%	349	39.77	6.313	701	74.42
New York	134	36,632,304.78	11.13%	348	40.02	6.655	688	74.36
Florida	160	24,142,162.99	7.33%	334	39.09	7.172	668	74.54
Massachusetts	72	19,597,692.73	5.95%	350	38.19	6.391	692	80.33
Maryland	84	18,673,353.99	5.67%	330	38.03	6.907	691	76.98
Ohio	129	15,502,530.17	4.71%	331	37.29	6.892	694	81.88
New Jersey	61	13,641,517.04	4.14%	313	39.43	6.932	696	73.86
Pennsylvania	67	9,907,541.35	3.01%	317	35.24	6.780	689	82.12
Minnesota	47	9,389,250.38	2.85%	330	35.38	6.647	710	82.14
Illinois	43	8,007,709.46	2.43%	328	38.74	7.375	687	79.11
Wisconsin	48	7,196,192.28	2.19%	329	42.81	7.076	681	79.23
Texas	72	6,956,521.16	2.11%	282	37.51	7.677	662	77.22
Arizona	38	6,646,708.29	2.02%	339	36.79	6.847	685	78.19
Hawaii	17	6,185,723.34	1.88%	328	36.19	6.485	697	69.58
Michigan	46	6,175,992.78	1.88%	329	35.75	6.947	688	80.72
Connecticut	28	5,474,106.38	1.66%	338	41.39	6.713	695	76.83
Louisiana	50	5,353,073.32	1.63%	294	39.13	7.279	670	75.91
Georgia	37	5,152,982.78	1.57%	330	41.55	7.499	680	81.63
Washington	24	4,565,008.70	1.39%	337	40.10	6.669	698	78.76
Indiana	35	4,517,503.61	1.37%	324	37.23	6.988	708	83.34
Colorado	21	4,104,799.14	1.25%	323	39.04	6.692	692	85.95
Alabama	35	3,808,652.45	1.16%	272	35.43	7.407	660	80.79
Tennessee	32	3,512,772.39	1.07%	302	39.23	7.532	655	83.48
Oregon	20	3,195,005.41	0.97%	308	41.28	6.839	706	81.13
Maine	21	3,118,389.83	0.95%	353	39.70	6.783	676	77.49
Missouri	23	2,938,047.03	0.89%	318	40.84	6.997	669	81.80
Mississippi	27	2,824,364.23	0.86%	310	40.01	7.409	677	80.55
North Carolina	16	2,469,659.85	0.75%	338	42.09	7.235	668	81.60
New Hampshire	13	2,428,827.64	0.74%	331	32.67	6.458	701	69.76
South Carolina	17	2,389,112.99	0.73%	332	38.94	7.607	694	79.99
Nevada	13	2,242,668.32	0.68%	323	37.98	6.640	713	72.94
Kentucky	12	1,922,319.43	0.58%	349	37.85	7.468	670	85.48
Utah	14	1,919,230.44	0.58%	346	38.10	6.976	679	86.56
Rhode Island	10	1,749,575.90	0.53%	348	38.37	6.640	705	71.87
New Mexico	8	1,573,222.53	0.48%	339	36.98	6.976	637	81.40
Kansas	10	1,336,030.49	0.41%	293	38.40	7.162	722	84.92
Oklahoma	14	1,323,944.86	0.40%	321	37.81	7.162	668	82.04
Delaware	9	1,187,118.00	0.36%	291	36.33	6.473	708	77.81
Arkansas	8	997,383.65	0.30%	337	36.29	7.280	698	87.27
Iowa	5	485,302.16	0.15%	314	39.28	6.569	723	83.59
Alaska	2	292,494.41	0.09%	359	42.23	7.648	632	79.72
North Dakota	1	98,908.30	0.03%	359	37.00	6.375	813	90.00
Idaho	1	76,256.01	0.02%	179	19.00	6.875	698	90.00
Total:	**1,733**	**$329,148,765.90**	**100.00%**	**334**	**38.79**	**6.784**	**690**	**77.32**

DESCRIPTION OF THE GROUP III COLLATERAL

Occupancy Status

OCCUPANCY STATUS*	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Owner Occupied	1,676	$321,674,793.17	97.73%	334	38.86	6.777	689	77.34
Non-Owner Occupied	48	5,642,053.43	1.71%	346	37.71	7.217	701	77.10
Second Home	9	1,831,919.30	0.56%	342	30.12	6.616	718	74.15
Total:	**1,733**	**$329,148,765.90**	**100.00%**	**334**	**38.79**	**6.784**	**690**	**77.32**

*Based on mortgagor representation at origination.

Documentation Type

INCOME DOCUMENTATION	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Full Documentation	1,480	$283,166,138.94	86.03%	332	38.78	6.749	691	77.56
Limited Documentation	154	26,740,861.77	8.12%	343	37.46	7.088	675	75.17
Stated Documentation	99	19,241,765.19	5.85%	348	40.86	6.876	696	76.76
Total:	**1,733**	**$329,148,765.90**	**100.00%**	**334**	**38.79**	**6.784**	**690**	**77.32**

Loan Purpose

PURPOSE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Refinance-Debt Consolidation Cash Out**	1,554	$300,319,149.66	91.24%	334	38.78	6.795	688	77.25
Refinance-Debt Consolidation No Cash Out***	139	21,832,895.93	6.63%	328	38.51	6.617	703	77.06
Purchase	40	6,996,720.31	2.13%	355	39.99	6.820	711	81.20
Total:	**1,733**	**$329,148,765.90**	**100.00%**	**334**	**38.79**	**6.784**	**690**	**77.32**

** Cash proceeds to the borrower inclusive of debt consolidation payments exceed 2% or $2,000 of the original principal balance of the related loan. Also includes all home equity loans originated in Texas with any cash proceeds.
*** Cash proceeds to the borrower inclusive of debt consolidation payments do not exceed 2% or $2,000 of the original principal balance of the related loan. Excludes home equity loans originated in Texas with any cash proceeds.

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2005-R9

DESCRIPTION OF THE GROUP III COLLATERAL

Credit Grade

RISK CATEGORY	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
8A	567	$114,847,310.70	34.89%	330	37.47	6.277	745	75.64
7A	387	82,637,178.84	25.11%	337	39.18	6.559	693	78.86
6A	189	38,081,255.35	11.57%	339	40.11	6.796	669	80.52
5A	199	36,665,516.12	11.14%	336	40.03	6.942	649	78.71
4A	144	26,221,490.36	7.97%	331	39.08	7.424	631	77.31
3A	66	10,252,883.71	3.11%	338	40.01	7.925	616	77.89
2A	78	9,515,372.32	2.89%	332	39.08	8.328	601	76.73
A	49	5,635,409.36	1.71%	336	37.46	8.788	580	70.16
B	29	2,994,897.66	0.91%	307	40.23	9.547	572	68.07
C	20	1,906,620.24	0.58%	313	41.40	10.043	542	63.01
D	5	390,831.24	0.12%	263	36.53	10.689	521	47.57
Total:	**1,733**	**$329,148,765.90**	**100.00%**	**334**	**38.79**	**6.784**	**690**	**77.32**

Property Type

PROPERTY TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Single Family Detached	1,500	$282,003,057.56	85.68%	333	38.56	6.787	688	76.95
PUD Detached	55	13,434,584.91	4.08%	342	40.52	6.772	687	82.01
Condominium	67	13,347,701.94	4.06%	345	37.47	6.586	713	81.25
Two-Four Family	54	12,830,442.13	3.90%	343	44.65	6.662	702	76.86
Manufactured Housing	38	4,815,612.93	1.46%	327	37.95	7.440	693	74.20
Single Family Attached	13	1,647,398.87	0.50%	297	31.36	7.310	668	77.55
PUD Attached	6	1,069,967.56	0.33%	263	38.74	6.402	715	85.94
Total:	**1,733**	**$329,148,765.90**	**100.00%**	**334**	**38.79**	**6.784**	**690**	**77.32**

DESCRIPTION OF THE GROUP III COLLATERAL

Prepayment Charge Term at Origination

PREPAYMENT CHARGE TERM AT ORIGINATION (months)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
0	445	$82,716,445.63	25.13%	329	38.88	7.022	688	77.40
12	144	38,381,880.68	11.66%	348	39.95	6.654	689	74.24
24	1	524,000.00	0.16%	359	41.00	7.100	686	87.33
30	7	1,651,080.90	0.50%	335	43.32	6.753	680	83.92
36	1,136	205,875,358.69	62.55%	333	38.50	6.712	691	77.79
Total:	**1,733**	**$329,148,765.90**	**100.00%**	**334**	**38.79**	**6.784**	**690**	**77.32**

DESCRIPTION OF THE GROUP III COLLATERAL

Conforming Balance

CONFORMING BALANCE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Conforming	1,549	$237,692,007.15	72.21%	328	38.24	6.909	687	76.50
Non-Conforming	184	91,456,758.75	27.79%	348	40.21	6.458	697	79.45
Total:	**1,733**	**$329,148,765.90**	**100.00%**	**334**	**38.79**	**6.784**	**690**	**77.32**

Insured AVM

INSURED AVM	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Non Insured AVM	1,143	$226,011,665.34	68.67%	337	39.45	6.851	687	81.18
Insured AVM	590	103,137,100.56	31.33%	328	37.35	6.636	695	68.87
Total:	**1,733**	**$329,148,765.90**	**100.00%**	**334**	**38.79**	**6.784**	**690**	**77.32**

FOR ADDITIONAL INFORMATION PLEASE CALL:

RBS Greenwich Capital

Finance	
Adam Smith	203-618-2271
Patrick Leo	203-618-2952
Greg McSweeney	203-618-2429
Trading	
Ron Weibye	203-618-6160
Peter McMullin	203-618-6160

Rating Agencies

Standard & Poor's	
Linda Kwok	212-438-2610
Jeff Watson	212-438-1592
Fitch	
Andrea Murad	212-908-0896
Greg Hackett	212-908-0686